04025462

PE 9-30-02

CRITICAL
HOME CARE INC.

2003 ANNUAL REPORT

CRITICAL HOME CARE INC.

"Professionals Make the Critical Difference"

www.CriticalHomeCare.com

March 31, 2004

Dear Shareholder:

We are pleased to provide you with this review of Critical Home Care, Inc.'s activity for the fiscal year ended September 30, 2003 ("Fiscal 2003"). This was our first fiscal year after going public in September 2002. Comparisons with Fiscal 2002 are not meaningful as two of our three operating companies, Homecare Alliance and All Care Medical Products were acquired in August and September 2002, respectively. Our consolidated operations include those of Classic Healthcare Solutions for all time periods. Our strategy is to increase our home healthcare market share through internal growth and strategic acquisitions. At the same time, as described below, we are seeking to complete the acquisition of a much larger company that will increase the value of your Company.

We operate in an environment with complex requirements governing billing and reimbursement for our products and services. Initiatives focused specifically on receivables management, such as system enhancements, process refinements and organizational changes have resulted in consistency in key accounts receivable indicators. We utilize information systems expertise to increase utilization of technology, such as electronic claims submission and electronic funds transfer with managed care organizations. This can expedite claims processing and reduce the administrative cost associated with this activity for both us and our customers/payors. We must also continue to focus resources on certain large third-party payors to develop internal understanding of the payors' unique reimbursement requirements, thereby reducing subsequent denials and shortening the related collection periods.

We continue to be committed to providing consistently high quality products and services. Our quality control procedures and training programs are designed to promote greater responsiveness and sensitivity to individual customer needs and to assure the highest level of quality and convenience to the customer and the referring physician. Licensed respiratory therapists and certified orthotists provide professional health care support to customers and assist in our sales and marketing efforts. Our full-time sales representatives generally conduct our sales activities. In addition to promoting the high quality of our equipment and services, the sales representatives are trained to provide information concerning the advantages of home respiratory care.

We recently announced that we had entered into a letter of intent to acquire a national provider of staffing and home care services, as well as a mail service pharmacy. Although this acquisition is contingent upon numerous factors, it is possible that the acquisition may close prior to this year's Annual Shareholders' Meeting, as shareholder approval is not required. This acquisition if completed, of which we can give no assurance, would be a significant phase in the continuing development of our Company's growth strategy.

The support of our shareholders, employees and Directors has been important in our Company's efforts to date, and we are very appreciative of their continued loyalty and efforts.

David S. Bensol, R.Ph.
President

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act
For the Fiscal Year Ended September 30, 2003

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from January 1, 2002 to September 30, 2002

Commission File Number 000-31249

CRITICAL HOME CARE, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0331369
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

762 Summa Avenue, Westbury, New York 11590
(516) 997-1200
(Address and telephone number, including area code, of registrant's principal executive office)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.25 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 month period (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Revenues for the issuer's most recent fiscal year were $5,446,000.

The aggregate market value of the voting stock held by non-affiliates of the registrant computed by reference to the average bid and asked price of such stock as of February 13, 2004 was $ 3,525,000.

As of February 17, 2004, 24,393,026 shares of registrant's Common Stock were outstanding.

Documents incorporated by reference: None

Transitional Small Business Disclosure Format (check one): Yes [ ] No [x]

TABLE OF CONTENTS

*Page F-1 follows Item #13

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report include "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10-KSB. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "can," "will," "could," "should," "project," "expect," "plan," "predict," "believe," "estimate," "aim," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions.

Readers are urged to carefully review and consider the various disclosures made by us in this Report on Form 10-KSB and our other filings with the U.S. Securities and Exchange Commission. These reports and filings attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Form 10-KSB speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

Item 1. Description of Business.

General Development of Business

Our company, Critical Home Care, Inc., is the parent corporation of Classic Healthcare Solutions, Inc., a wholly-owned operating subsidiary which acquired substantially all of the assets of Homecare Alliance, Inc., and of a second wholly-owned subsidiary which acquired substantially all of the assets of All Care Medical Products, Inc. Our company was formed in December 1994 and operated as a blind pool until September 26, 2002, when it completed the reverse acquisition with Critical Home Care, Incorporated (Delaware) and changed its name to Critical Home Care, Inc.

Our company markets, rents and sells surgical supplies, home respiratory therapy products, orthotics and prosthetics, and durable medical equipment, manufactured by third parties, primarily to individuals residing at home. We also intend to provide pharmacy services in the future. In each line of products and services, we provide patients with a variety of services, related products and supplies, most of which are prescribed by a physician as part of an overall plan of treatment. Primarily serving those living on Long Island and in the five boroughs of New York City, we currently maintain four points of service having locations in Westbury, Patchogue, Babylon and Lake Success, New York. All clinicians are licensed where required by applicable law.

On August 8, 2002, Classic Healthcare acquired substantially all of the assets of Homecare Alliance, Inc. for a purchase price of $250,000 of which $100,000 was in cash and $150,000 was in promissory notes. On September 13, 2002, Critical Home Care,

Incorporated, another wholly-owned subsidiary, acquired substantially all of the assets of All Care Medical Products for a purchase price of $4,025,000 consisting of $200,000 in cash, $325,000 in notes and 1,750,000 shares of our common stock, valued at $2.00 per share.

On September 26, 2002, New York Medical, Inc. (formerly known as Mojave Southern, Inc.) and Critical Home Care, Incorporated, merged, whereby New York Medical cancelled 8,975,000 of its 14,700,000 common shares then outstanding and issued (a) 16,250,000 new shares of restricted common stock to Critical Home Care, Incorporated, in exchange for all of the issued and outstanding shares of Critical Home Care, Incorporated and (b) 1,750,000 new shares of restricted common stock to consummate the All Care asset purchase. This transaction resulted in a change of control in New York Medical and a total of 23,725,000 outstanding shares of common stock. In addition, New York Medical changed its name to our current name, Critical Home Care, Inc. The sole operating subsidiary of Critical prior to the reverse merger was Classic Healthcare Solutions, Inc., which had been acquired by Critical Home Care, Incorporated, on July 12, 2002, by the issuance of 7,373,000 shares of common stock.

We intend to capitalize on the consolidation opportunities that we believe exist within the fragmented home healthcare industry and have developed a strategic growth plan that envisions us becoming a large provider of comprehensive home healthcare services in the New York City metropolitan area. We intend to implement this strategy through internal growth and by acquiring other healthcare service providers. We currently have no arrangements, understandings or agreements concerning any potential acquisition and do not intend to pursue this strategy until adequate resources are available. On October 30, 2002, we entered into a non-binding Letter of Intent with Ocean Breeze Management, Inc., d/b/a Ocean Breeze Infusion Care of Farmingdale ("Ocean Breeze"), which is beneficially owned by Staten Island University Hospital, Staten Island, New York, which, in turn, is affiliated with North Shore University Hospital in Manhasset, New York. The proposed purchase price was $1,750,000 in cash and the assumption of up to $190,000 in trade payables for substantially all of the assets and accounts of Ocean Breeze. This transaction did not close because the parties could not reach a mutually acceptable agreement. There can be no assurance that we will acquire any other healthcare service provider or, if such an acquisition is made, that any acquisition will result in increased market share, revenues or profits for us.

Description of Business
Products and Services

Through our operating subsidiaries, we specialize in assisting physicians, hospitals and insurance carriers with the discharge and care of patients in the home care setting. We provide four types of services and products. They are:

- home respiratory therapy;
- disposable surgical supplies;
- home medical equipment; and
- orthotics and prosthetics.

In all four lines of products and services, we provide patients with a variety of services, related products and supplies, most of which are prescribed by a physician as part of an overall plan of treatment. We purchase or rent the products needed to complement our services. These services include:

- providing respiratory care;
- educating patients and their caregivers about illnesses and instructing them on self-care and the proper use of products in the home;
- monitoring patients' individualized treatment plans;
- reporting to the physician and/or managed care organization;
- maintaining equipment; and
- processing claims to third-party payors.

We primarily provide oxygen and other respiratory therapy services to patients at home. When a patient is referred to us by a physician, hospital discharge planner or other source, our customer representative obtains the necessary medical and insurance coverage information and coordinates the delivery of patient care. The products necessary for the prescribed therapy are delivered by our representative to the customer's home. The representative then provides instructions and training to the customer and the customer's family regarding appropriate equipment use and maintenance and the prescribed therapy. Following the initial setup, representatives make periodic visits to the customer's home, the frequency of which is dictated by the type of therapy. All services and equipment provided by the Company are coordinated with the customer's physician. During the period that we provide services and equipment to a customer, the customer remains under the physician's care and medical supervision. We employ respiratory therapists and other qualified clinicians to perform certain training and other functions in connection with our services. All clinicians are licensed where required by applicable law.

Home Respiratory Therapy

Home respiratory therapy primarily consists of the provision of oxygen systems, ventilators, sleep apnea equipment, nebulizers, respiratory medications and related products and services to patients for operation in the home environment. We provide home respiratory therapy services to patients with a variety of conditions, including:

- chronic obstructive pulmonary disease, or COPD, such as emphysema, chronic bronchitis and asthma;
- nervous system-related respiratory conditions;
- congestive heart failure; and
- lung cancer.

We employ a staff of respiratory care professionals to provide support to our home respiratory therapy patients, according to each patient's physician-directed treatment plan. We derive approximately 10% of our respiratory therapy revenues from the provision of oxygen systems, home ventilators and nebulizers, which are devices to aerosolize medication. We derive our remaining respiratory revenues from the provision of:

- apnea monitors used to monitor the vital signs of newborns;
- continuous positive airway pressure devices used to treat obstructive sleep apnea;
- noninvasive positive pressure ventilation;
- respiratory medications in pre-mixed unit dose form; and
- other respiratory therapy products.

We estimate, based on management's experience and knowledge of the industry, that the national home healthcare market, including home respiratory therapy, home infusion therapy, home equipment supplies and related services, represents approximately $4.5 billion in annual sales. We further believe that the market will experience annual growth in revenues similar to the 7% per year growth experienced by the market over the last five years. This historical growth reflects the significant increase in the number of persons afflicted with COPD, which, in turn, is largely attributable to the increasing proportion of the U.S. population over the age of 65 years. Growth in the home healthcare market is further driven by the continued trend toward treatment of patients in the home as a lower cost alternative to the acute care setting.

Home Medical Equipment; Other Products and Service

We rent and sell patient safety items and ambulatory and patient room equipment. Our integrated service approach allows patients and managed care systems accessing either respiratory or therapy services to also access needed home medical equipment through a single, value-added service source. Rather than directly providing certain non-core services ourselves, we have affiliated ourselves with other segment leaders, such as home health nursing organizations, through formal relationships or ancillary networks. Home medical equipment and other services provided by us to our customers include:

- hospital beds;
- wheelchairs;
- bathroom safety items;
- seat lift chairs; and
- three- and four-wheel power scooters.

Orthotics and Prosthetics

Orthotics and prosthetics involves the supply of braces and artificial limbs. These are commonly custom fabricated by others and fitted by a certified orthotist and/or prosthetist. In fitting with our plan, this segment will be expanded to become one of our specialty areas. Our vice-president, Bradley Smith, and the other professionals in his department, are a source of information regarding custom bracing to a number of insurance carriers. This factor should strengthen the continuity of referrals to this segment of our business.

Organization and Operations

We operate through local branches, with administrative functions coordinated from a centralized office. The branches conduct sales calls to the medical community and receive referrals, as well as deliver the home healthcare products and services to patients in their homes and other care sites. The centralized office provides the branches with key support services such as:

- Insurance verification and billing;
- purchasing; and
- equipment maintenance, repair, delivery and warehousing.

We believe that this organizational structure provides us with control over and consistency among branch offices, with the implementation of standardized policies and procedures.

We intend to maintain our decentralized approach to management of our local business operations. We believe that decentralization of managerial decision-making enables our operating branches to respond promptly and effectively to local market demands and opportunities. We further believe that the personalized nature of customer requirements and referral relationships characteristic of the home healthcare business mandates that we localize our operating structure. Each operating branch is supervised by a sales oriented manager who also has responsibility and accountability for the operating and financial performance of the branch. Service and marketing functions are performed at the local operating branch level, while strategic development, financial control and operating policies are administered at the corporate level. Reporting mechanisms have been established at the operating branch level to monitor performance and ensure field accountability. Central administrators supervise individual operating branch supervisors. These central administrators are also charged with assessing and improving performance of branch operations.

In order to become a leader in the industry, we must remain committed to providing quality home healthcare services and products while maintaining high standards of ethical and legal conduct. Thus, operating our business with honesty and integrity is essential in order for us to increase our market share. This goal can only be reached through employee education, a confidential disclosure program, written policy guidelines, periodic reviews, frequent reinforcement, compliance audits, a formal disciplinary component and other programs designed not only to comply with the minimums required by federal and sate laws and regulations but also designed to assure customer satisfaction and referrals.

Our business is dependent, to a substantial degree, and, as it expands, will be more dependent, upon the quality of our operating and field information systems for the maintenance of accurate contract terms, accurate order entry and pricing, billing and collections. These systems must provide reports that enable management to effectively monitor and evaluate contract compliance and profitability. Our information services department must work closely with all of the corporate departments to ensure that our overall systems are compliant with government regulations and payor requirements and to support business improvement initiatives with technological solutions.

We derive substantially all of our revenues from third-party payors, including private insurers, managed care organizations, Medicare and Medicaid. Each third-party payor generally has specific claims requirements. We have policies and procedures in place to manage the claims submission process, including verification procedures to facilitate complete and accurate documentation, for all different sources of payment.

Third party reimbursement is a complicated process, which involves submission of claims to multiple payors, each of whom has its own claims requirements and authorized procedures. To operate effectively in this environment while expanding market share, we have implemented computer systems to decrease the time required for the submission and processing of third party payor claims and these systems are upgraded periodically. These systems are capable of tailoring the submission of claims to the specifications of individual payors and of making expedited adjustments as necessary to comply with changing regulatory and reimbursement requirements. If these systems fail at any time, the processing time of claims and our ability to rapidly collect accounts receivable will be negatively impacted, which could have adverse effects on our financial condition and results of operations.

We operate in an environment with complex requirements governing billing and reimbursement for our products and services. Initiatives focused specifically on receivables management such as system enhancements, process refinements and organizational changes have resulted in improvement and consistency in key accounts receivable indicators. Days sales outstanding at September 30, 2003 was 133 and days sales outstanding at September 30, 2002 was 105. We utilize information systems expertise to increase utilization of technology, such as electronic claims submission and electronic funds transfer with managed care organizations. This can expedite claims processing and reduce the administrative cost associated with this activity for both us and our customers/payors. We must also continue to focus resources on certain large third-party payors to develop internal understanding of the payors' unique reimbursement requirements, thereby reducing subsequent denials and shortening the related collection periods.

Quality Control

We are committed to providing consistently high quality products and services. Our quality control procedures and training programs are designed to promote greater responsiveness and sensitivity to individual customer needs and to assure the highest level of quality and convenience to the customer and the referring physician. Licensed respiratory therapists and certified orthotists provide professional health care support to customers and assist in our sales and marketing efforts.

Business Strategy

We believe that the home medical equipment and high-tech pharmacy industries are poised for consolidation in the New York metropolitan area. There are many small local providers currently serving the marketplace. Each of these small providers has full infrastructures in place to support their existing businesses. However, the consolidation of these providers should allow a consolidated provider, such as our company, to leverage the talent and locations of these companies providing greater economies of scale and increasing profits.

We are capitalizing on customer demand for a larger array of integrated home healthcare services. Along these lines, we expect to be adding specialty pharmacy services to cover our entire service region. In a number of cases, managed health companies have encouraged this move, which, we believe, will allow them to further consolidate their supply sources.

Our strategy is to increase our market share through internal growth and strategic acquisitions. We intend to focus our growth primarily in our existing and nearby geographic markets within the New York metropolitan area. We believe this area is generally more profitable than adding additional operating centers in distant markets. Revenue growth will remain dependent upon the overall growth rate of the home healthcare market and on our ability to increase market share through effective marketing efforts and selective acquisition of local or regional competitors. Growing cost containment efforts by government and private insurance reimbursement programs have created an increasingly competitive environment, accelerating consolidation trends within the home health care industry. We will continue to concentrate on providing oxygen and other respiratory therapy services, as well as adding home infusion therapy to patients in the home and to provide home medical equipment and other services where we believe such services will complement our primary business.

An Industry Overview

The home health care industry is composed of three distinct segments. These segments are represented by the national home health care providers, the regional home health care companies, and the myriad local, independent "mom and pop" operations. These companies operate based on their existing relationships and reputations with referral sources, including local physicians and hospital-based professionals. In the course of the last several years, managed care providers have placed an increasing importance on those home health care companies that can provide an integrated array of health care services within a surrounding coverage area.

The small independent operations make up approximately 60% of the home care market and generally provide a limited type of service such as oxygen supply. Due to changes in Medicare coverage, as well as increased requirements from managed care operators, these types of organizations are finding it difficult to adjust to the changing business climate within the industry. In the face of increasing capital costs, lack of management expertise and technological deficiencies, many of these companies are available to consolidating companies within the home health care sector.

On a broader scale, the home health care industry is entering what some term the "Golden Age of Home Care." The impact of demographics, especially the growing number of American seniors, will only increase the importance of home based care. A report by the research firm Frost & Sullivan, U.S. Home Healthcare Markets, re-enforces this belief in noting that the number of adult children caring for their parents at home has risen from 7 million in 1988 to 22.5 million in 1998." (Source: Healthcare Magazine, July 2000.) We anticipate that future health care will be concerned with managing chronic conditions rather than treating acute problems. Additionally, we believe that the cost of in-patient care has dramatically increased home based care as an even more attractive option. Set forth below is a typical monthly cost savings (source: HME WebNet).

Conditions	Hospital Costs	Home Healthcare Costs	Dollar Savings
Ventilator Dependent Adults	$21,750	$7,050	$14,700
Oxygen Dependent Children.............	$12,090	$5,250	$6,840

A shift from institution based care to home care is a natural result of this situation. Industry experts agree that home care will likely become the center of health care in the near future.

Sales and Marketing

Favorable trends affecting the U.S. population and home health care have created an environment which should produce increasing demand for the products and services provided by our company. The average age of the American population is increasing and, as a person ages, more healthcare services are generally required. Further, well-documented changes occurring in the healthcare industry show a trend toward home care over institutional care as a matter of patient preference and cost containment.

Our sales activities generally are conducted by our full-time sales representatives. In addition to promoting the high quality of our equipment and services, the sales representatives are trained to provide information concerning the advantages of home respiratory care.

We primarily acquire new customers through referrals. Our principal sources of referrals are physicians, hospital discharge planners, prepaid health plans, clinical case managers and nursing agencies. Our sales representatives maintain continual contact with these medical professionals in order to strengthen these relationships. No single referral source accounted for more than 10% of our revenues for the two year period ended September 30, 2003. We currently have more than 1,500 active customers, and the loss of any single customer or group of customers would not materially impact our business. On the other hand if we were unable to obtain Medicare or Medicaid reimbursement such event would have a material adverse effect on our business.

Through our sales force, we market our products and services primarily to managed care organizations, physicians, hospitals, medical groups, home health agencies and case managers.

Suppliers

We purchase our products from a variety of suppliers. We are not dependent upon any single supplier and believe that our equipment needs can be provided by several third-party manufacturers.

Competition

The segment of the healthcare market in which we operate is fragmented and highly competitive. There are a limited number of national providers and numerous regional and local providers operating in each of our product and service line markets. Our major operating market is the Metropolitan New York City area and the competitive factors that are most important are:

- reputation with referral sources, including local physicians and hospital-based professionals;
- access and responsiveness;
- price of services;
- overall ease of doing business;
- quality of care and service; and
- range of home healthcare services.

We believe that quality of service is the single most important competitive factor within the home healthcare market. The relationships between a home healthcare company and its customers and referral sources are highly personal. There is no incentive for either the physician or the patient to alter this relationship so long as the home healthcare company is providing responsive, professional and high-quality service.

Other key competitive factors are efficiency of reimbursement and accounts receivable management systems. Home healthcare companies compete primarily on the basis of service, since reimbursement levels are established by fee schedules promulgated by Medicare, Medicaid or by the individual determinations of private insurance companies. Furthermore, marketing efforts by home respiratory care companies are typically directed toward referral sources which generally do not share financial responsibility for the payment of services provided to customers.

It is increasingly important to be able to integrate a broad range of home healthcare services to provide customers access through a single source. We believe that we compete effectively in each of our product and service lines with respect to all of the above factors.

Other types of healthcare providers, including hospitals, home health agencies and health maintenance organizations have entered, and may continue to enter, the markets in which we operate. Depending on their individual situations, it is possible that our competitors may have, or may obtain, significantly greater financial and marketing resources than we do.

Government Regulation

We are subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various governmental programs.

The federal government and all states in which we currently operate and intend to operate regulate various aspects of our business. In particular, our operating branches are subject to federal laws covering the repackaging of drugs (including oxygen) and regulating interstate motor-carrier transportation. Our locations also are subject to state laws governing, among other things, pharmacies, nursing services, distribution of medical equipment and certain types of home healthcare activities. Certain of our employees are subject to state laws and regulations governing the ethics and professional practice of respiratory therapy and nursing and in the future, pharmacy.

As a healthcare supplier, we are subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, billing, documentation and other practices of health care companies are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by our company for payment of services rendered to patients. Similarly, government agencies periodically open investigations and obtain information from health care providers pursuant to the legal process. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs.

Healthcare is an area of rapid regulatory change. Changes in law and regulations, as well as new interpretations of existing laws and regulations may affect permissible activities, the relative costs associated with doing business, and reimbursement amounts paid by federal, state and other third party payors. We can not predict the future of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or possible changes in national health care policies, each of which could have a material adverse impact on our company.

Set forth below are the material laws and regulations that affect our operations.

Medicare and Medicaid Reimbursement

As part of the Social Security Amendments of 1965, Congress enacted the Medicare program, which provides for hospital, physician and other statutorily-defined health benefits for qualified individuals, such as persons over 65 and the disabled. The Medicaid program, also established by Congress in 1965, is a joint federal and state program that provides certain statutorily-defined health benefits to financially needy individuals who are blind, disabled, aged, or members of families with dependent children. Medicaid also generally covers financially needy children, refugees and pregnant women. A substantial portion of our revenue is attributable to payments received from third-party payors, including the Medicare and Medicaid programs. For the year ended September 30, 2003, approximately 20% of our net revenue was derived from Medicare and 6% of net revenues were derived from Medicaid. For the nine months ended September 30, 2002, approximately 21% of net revenues were derived from Medicare and less than 1% were derived from Medicaid.

In December 2000, federal legislators enacted the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000. Among other items, this legislation provides the home healthcare industry with some relief from the effects of the Balanced Budget Act of 1997, which contained a number of provisions that are affecting, or could potentially affect, our Medicare reimbursement levels. The Medicare Balanced Budget Refinement Act of 1999 also mitigated some of the effects of the Balanced Budget Act of 1997. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provided reinstatement in 2001 of the full annual cost of living adjustment for durable medical equipment and provided for minimal increases in 2002 for durable medical equipment and oxygen. The Balanced Budget Act of 1997 had frozen such adjustments for each of the years 1998 through 2002.

The Balanced Budget Act of 1997 granted authority to the Secretary of HHS to increase or reduce the reimbursement for home medical equipment, including oxygen, by 15% each year under an inherent reasonableness procedure. However, under the provisions of the Medicare Balanced Budget Refinement Act of 1999, reimbursement reductions proposed under the inherent reasonableness procedure have been delayed pending (a) a study by the General Accounting Office to examine the use of the authority granted under this procedure (completed in July 2000), and (b) promulgation by the Centers for Medicare & Medicaid Services (formerly the Health Care Financing Administration), of a final rule implementing the inherent reasonableness authority. This final rule has not yet been issued. Further, the Balanced Budget Act of 1997 mandated that the Centers for Medicare & Medicaid Services conduct competitive bidding demonstrations for Medicare Part B items and services. The competitive bidding demonstrations, currently in progress, could provide the Centers for Medicare & Medicaid Services and Congress with a model for implementing competitive pricing in all Medicare programs. If such a competitive bidding system were implemented, it could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates.

The current Bush administration is seeking authority to implement nationwide competitive bidding for all Part B products and services (except physician's services). Congress has rejected similar proposals in the past. It is not clear whether Congress will adopt this latest proposal.

Claims Audits

Durable medical equipment regional carriers are private organizations that contract to serve as the federal government's agents for the processing of claims for items and services provided under Part B of the Medicare program. These carriers and Medicaid agencies also periodically conduct pre-payment and post-payment reviews and other audits of claims submitted. Medicare and Medicaid agents are under increasing pressure to scrutinize healthcare claims more closely. In addition, the home healthcare industry is generally characterized by long collection cycles for accounts receivable due to complex and time-consuming requirements for obtaining reimbursement from private and governmental third-party payors. Such long collection cycles or reviews and/or similar audits or investigations of our claims and related documentation could result in denials of claims for payment submitted by our company. Further, the government could demand significant refunds or recoupments of amounts paid by the government for claims which, upon subsequent investigation, are determined by the government to be inadequately supported by the required documentation.

HIPAA

The Health Insurance Portability and Accountability Act mandates the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and to enhance the effectiveness and efficiency of the healthcare industry. Ensuring privacy and security of patient information - "accountability" - is one of the key factors driving the legislation. The other major factor - "portability" - refers to Congress' intention to ensure that individuals can take their medical and insurance records with them when they change employers. In August 2000, HHS issued final regulations establishing electronic data transmission standards that healthcare providers must use when submitting or receiving certain healthcare data electronically. All affected entities, including our company, were required to comply with these regulations by October 16, 2002 unless the entity filed an extension form, in which case the date was extended until October 16, 2003. Our Company filed such an extension and became fully compliant as at September 30, 2003.

In December 2000, HHS issued final regulations concerning the privacy of healthcare information. These regulations regulate the use and disclosure of individuals' healthcare information, whether communicated electronically, on paper or orally. All affected entities, including our company, were required to comply with these regulations by April 14, 2003, which the Company has done. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. In March 2002, HHS issued proposed amendments to the final regulations which if ultimately adopted, would make our compliance with certain of the requirements less burdensome.

HHS is expected to issue final regulations concerning the security of healthcare information maintained or transmitted electronically. Security regulations proposed by HHS in August 1998 would have required healthcare providers to implement organizational and technical practices to protect the security of such information. Once the security regulations are finalized, the company will have approximately two years to comply with such regulations. Although the enforcement provisions of HIPAA have not yet been finalized, sanctions are expected to include criminal penalties and civil sanctions. We anticipate that we will be able to fully comply with the HIPAA regulations that have been issued by their respective mandatory compliance dates. Based on the existing and proposed HIPAA regulations, we believe that the cost of compliance with HIPAA will not have a material adverse effect on our business, financial condition or results of operations.

The Anti-Kickback Statute

Our company, as a provider of services under the Medicare and Medicaid programs, is subject to the Medicare and Medicaid fraud and abuse laws, sometimes referred to as the "anti-kickback statute." At the federal level, the anti-kickback statute prohibits any bribe, kickback or rebate in return for the referral of patients, products or services covered by federal healthcare programs. Federal healthcare programs have been defined to include plans and programs that provide health benefits funded by the United States Government, including Medicare, Medicaid, and TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services), among others. Violations of the anti-kickback statute may result in civil and criminal penalties and exclusion from participation in the federal healthcare programs. In addition, a number of states have laws similar in nature to the anti-kickback statute, that prohibit certain direct or indirect payments or fee-splitting arrangements between healthcare providers, if such arrangements are designed to induce or encourage the referral of patients to a particular provider. Possible sanctions for violation of these restrictions include exclusion from state-funded healthcare programs, loss of license and civil and criminal penalties. Such statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

Physician Self-Referrals

Certain provisions of the Omnibus Budget Reconciliation Act of 1993, commonly known as "Stark II", prohibit us, subject to certain exceptions, from submitting claims to the Medicare and Medicaid programs for "designated health services" if we have a financial relationship with the physician making the referral for such services or with a member of such physician's immediate family. The term "designated health services" includes several services commonly performed or supplied by us, including durable medical equipment and home health services. In addition, "financial relationship" is broadly defined to include any ownership or investment interest or compensation arrangement pursuant to which a physician receives remuneration from the provider at issue. Violations of Stark II may result in loss of Medicare and Medicaid reimbursement, civil penalties and exclusion from participation in the Medicare and Medicaid programs.

In January 2001, the Centers for Medicare & Medicaid Services issued the first of two phases of final regulations to clarify the meaning and application of Stark II and the second phase was issued in May 2003. The first phase addresses the primary substantive aspects of the prohibition and several key exceptions. Significantly, the final regulations define previously undefined key terms, clarify prior definitions, and create several new exceptions for certain "indirect compensation arrangements", "fair market value" transactions, arrangements involving non-monetary compensation up to $300, and risk-sharing arrangements, among others. The regulations also create a new "knowledge" exception that permits providers to bill for items provided in connection with an otherwise prohibited referral, if the provider does not know, and does not act in reckless disregard or deliberate ignorance of, the identity of the referring physician. The effective date for the bulk of the first phase of the final regulations was January 4, 2002 and the second phase became effective when issued in May 2003. Finally, recent enforcement activity and resulting case law developments have increased the legal risks of physician compensation arrangements that do not satisfy the terms of an exception to Stark II, especially in the area of joint venture arrangements with physicians.

False Claims

The False Claims Act imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government. Violations of the False Claims Act may result in treble damages, civil monetary penalties and exclusion from the Medicare and Medicaid programs. The False Claims Act also allows a private individual to bring what is known as a "qui tam" lawsuit on behalf of the government against a healthcare provider for violations of the False Claims Act. A qui tam suit may be brought by, with only a few exceptions, any private citizen who has material information of a false claim that has not yet been previously disclosed. Even if disclosed, the original source of the information leading to the public disclosure may still pursue such a suit. Although a corporate insider is often the plaintiff in such actions, an increasing number of outsiders are pursuing such suits.

In a qui tam suit, the private plaintiff is responsible for initiating a lawsuit that may eventually lead to the government recovering money of which it was defrauded. After the private plaintiff has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and become the primary prosecutor. In the event the government declines to join the lawsuit, the private plaintiff may choose to pursue the case alone, in which case the private plaintiff's counsel will have primary control over the prosecution (although the government must be kept apprised of the progress of the lawsuit and will still receive at least 70% of any recovered amounts). In return for bringing the suit on the government's behalf, the statute provides that the private plaintiff is entitled to receive up to 30% of the recovered amount from the litigation proceeds if the litigation is successful. Recently, the number of qui tam suits brought against healthcare providers has increased dramatically. In addition, at least five states - California, Illinois, Florida, Tennessee and Texas - have enacted laws modeled after the False Claims Act that allow those states to recover money which was fraudulently obtained by a healthcare provider from the state (e.g., Medicaid funds provided by the state).

Other Fraud and Abuse Laws

The Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: "Health Care Fraud" and "False Statements Relating to Health Care Matters." The Health Care Fraud statute prohibits knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program. A violation of this statute is a felony and may result in fines and/or imprisonment. The False Statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment. Recently, the federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the healthcare fraud and abuse laws. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices in the healthcare area.

Internal Controls

We maintain several programs designed to minimize the likelihood that we would engage in conduct or enter into contracts in violation of the Federal and state fraud and abuse laws. Contracts of the types subject to these laws are reviewed and approved by the corporate contract services and/or legal departments. We also maintain various educational programs designed to keep our managers updated and informed on developments with respect to the fraud and abuse laws and to remind all employees of our policy of strict compliance in this area.

While we believe our discount agreements, billing contracts and various fee-for-service arrangements with other healthcare providers comply with applicable laws and regulations, we cannot provide any assurance that further administrative or judicial interpretations of existing laws or legislative enactment of new laws will not have a material adverse effect on our business.

Healthcare Reform Legislation

Economic, political and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Healthcare reform proposals have been formulated by the legislative and administrative branches of the federal government. In addition, many states periodically consider various healthcare reform proposals. We anticipate that federal and state governmental bodies will continue to review and assess alternative healthcare delivery systems and payment methodologies and public debate of these issues will continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted or when they may be adopted or that any such reforms will not have a material adverse effect on our business and results of operations. Healthcare is an area of extensive and dynamic regulatory change.

Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors. Recommendations for changes may result from an ongoing study of patient access by the General Accounting Office and from the potential findings of the National Bipartisan Commission on the Future of Medicare.

Environmental Matters

We believe that we are currently in compliance, in all material respects, with applicable federal, state and local statutes and ordinances regulating the discharge of hazardous materials into the environment. We will not be required to expend any material amounts in order to remain in compliance with these laws and regulations and such compliance will not materially affect capital expenditures, results of operations or competitive position.

Risk Factors Affecting Our Business Operations

We have set forth below a number of risk factors affecting our business operations.

Our failure to maintain our controls and processes over billing and collecting or the deterioration of the financial condition of its payors could reduce our cash collections and increase our accounts receivable write-offs.

The collection of accounts receivable is one of our most significant challenges and requires constant focus and involvement by management, and ongoing enhancements to information systems and billing center operating procedures. Further, some of our payors may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. We can provide no assurance that we will be able to maintain our current levels of collectibility and days sales outstanding in future periods. If we are unable to properly bill and collect our accounts receivable, our results of operations and financial condition could be adversely affected.

Our implementation of significant system modifications could have a disruptive effect on related transaction processing and could ultimately disrupt the collection of revenues and increase accounts receivable and inventory write-offs.

Changes in government laws and regulations, as well as third-party claims submission procedures and competitive demands, will require us to continuously develop, monitor and upgrade our management information systems. The development and implementation of these system changes could have a disruptive effect on related transaction processing. Such a disruptive effect could cause us to be unable to properly bill and collect on our accounts receivable and thereby, adversely affect our results of operations, and financial condition.

We could be subject to severe fines, facility shutdowns and possible exclusion from participation in Federal healthcare programs if we fail to comply with the laws and regulations applicable to our business or if those laws and regulations change.

We are subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between our company and physicians and other referral sources are subject to strict and ambiguous limitations. Government officials and the public will continue to debate healthcare reform. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on our business and results of operations.

Continued reductions in Medicare reimbursement rates could result in reduced revenues, earnings and cash flows for our company.

The Balanced Budget Act of 1997 significantly reduced the Medicare reimbursement rates for home oxygen therapy and included other provisions that have impacted or may impact reimbursement rates in the future, such as potential reimbursement reductions under an inherent reasonableness procedure and competitive bidding. We can provide no assurance that further reimbursement reductions will not be made. Since Medicare accounted for approximately 20% of our net revenues for the year ended September 30, 2003 and 21% for the nine months ended September 30, 2002, any further reduction in reimbursement rates could result in lower revenues, earnings and cash flows for our company.

In addition, the terrorist attacks of September 11, 2001 and the military and security activities which followed, their impacts on the United States economy and government spending priorities, and the effects of any further such developments pose risks and uncertainties to all U.S.-based businesses, including our company. Among other things, deficit spending by the government as the result of adverse developments in the economy and costs of the government's response to the terrorist attacks could lead to increased pressure to reduce government expenditures for other purposes, including governmentally-funded programs such as Medicare.

Continued pressure to reduce healthcare costs could reduce our margins and limit our ability to maintain or increase our market share.

The current market continues to exert pressure on healthcare companies to reduce healthcare costs, resulting in reduced margins for home healthcare providers such as our company. Large buyer and supplier groups exert additional pricing pressure on home healthcare providers. These include managed care organizations, which control an increasing portion of the healthcare economy. We have a number of contractual arrangements with managed care organizations, although no individual arrangement accounted for more than 10% of our net revenues during the year ended September 30, 2003 and the nine months ended September 30, 2002. Certain competitors of ours may have or may obtain significantly greater financial and marketing resources than us. In addition, relatively few barriers to entry exist in local home healthcare markets. As a result, we could encounter increased competition in the future that may increase pricing pressure and limit our ability to maintain or increase market share.

We may not be able to successfully integrate acquired businesses, which could result in a slowdown in cash collections and ultimately lead to increases in our accounts receivable write-offs.

We anticipate that our acquisition strategy will result in labor-intensive patient qualification processes and conversions of patient files onto our billing systems. This can shift focus away from our routine processes. These activities and the time required to obtain provider numbers from government payors often delay billing of the newly acquired business, which may delay cash collections. Moreover, excessive delays may make certain items uncollectible. The successful integration of an acquired business is also dependent on the size of the acquired business, the condition of the patient files, the complexity of system conversions, the scheduling of multiple acquisitions in a given geographic area and local management's execution of the integration plan. If we are not successful in integrating acquired businesses, their results of operations could be adversely affected.

Seasonality

The home healthcare industry is not seasonal in nature.

Employees

As of January 31, 2004 our parent company, Critical Home Care, Inc., had 4 employees, including three executive officers, and one person performing accounting, bookkeeping and clerical duties. Our operating subsidiaries employ an aggregate of 35 persons including the director of operations, one respiratory therapist, 4 branch managers, who also function as sales representatives; 4 certified or assistant orthotic fitters and prosthetists; 9 persons who are billing and collection specialists; 6 retail sales and clerical persons; 4 administrative employees; and 5 persons who perform equipment delivery and set up services and one warehouse manager.

Item 2. Description of Property.

We lease facilities at 762 Summa Avenue, Westbury, New York. These facilities serve as our corporate headquarters and operations center. The facilities encompass approximately 10,000 square feet of space at a fixed rental cost of $6,850 per month and the lease expires on June 11, 2007. We also rent 3 points of service locations in Patchogue, Babylon, and Lake Success, New York at a combined monthly rental of approximately $25,000. These leases expire July 27, 2007, December 31, 2010, and February 29, 2012 respectively.

Item 3. Legal Proceedings.

In April 2003, Ruth Davis and Herman Davis (wife and husband) commenced a lawsuit in Nassau County Supreme Court against the Company's subsidiary Classic Healthcare Solutions, Inc. ("Classic"). Plaintiff Mrs. Davis claims to have sustained injuries on September 15, 2002, from an alleged malfunction of the chair lift, which she acquired from Classic, and claims damages of $2,000,000. In addition, plaintiff Mr. Davis claims damages of $500,000 for loss of services.

The Company's insurance carrier is defending the lawsuit on behalf of the Company and management believes that there is sufficient insurance coverage under the insurance policy to satisfy any typical settlement of the claims. In addition, any product liability insurance carried by the manufacturer of the chair lift would most likely complement that of Classic. As the lawsuit is only in the discovery stage, management cannot predict the outcome of the case, however, management is of the opinion that any settlement in this matter would not have a material impact on the financial condition or operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

None

PART II

Item 5. Market For Common Equity and Related Stockholder Matters.

Our common stock is traded in the over-the-counter market and was quoted on the NASD OTC Bulletin Board under the symbol "CCLH" from September 26, 2002 through January 20, 2004. Since January 21, 2004 the common stock has traded under the symbol CCLHE, due to the non-filing of our annual report on Form-10KSB for the year ended September 30, 2003 on a timely basis. The Company filed such report on February 17, 2004. Prior to September 26, 2002, before the reverse merger with Critical Home Care,

Incorporated the Company's Common Stock was quoted under the symbol NYMD.OB from August 6, 2002 through September 25, 2002 and before that the Company was known as Mojave Southern, Inc. and the stock did not trade nor was it quoted. The following table presents the range of the high and low bid quotations for our common stock as reported for each quarter within the last two fiscal years. The quotations represent prices between dealers and do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

For the Year Ended September 30, 2003	**Sales Prices**	
	High	**Low**
October 1, 2002 through December 31, 2002	$3.40	$2.46
January 1, 2003 through March 31, 2003	$2.50	$.10
April 1, 2003 through June 30, 2003	$.45	$.18
July 1, 2003 through September 30, 2003	$.43	$.19

For the Year Ended September 30, 2002	**Bid Prices**	
	High	**Low**
January 1, 2002 through March 31, 2002	*	*
April 1, 2002 through June 30, 2002	$ 0.03	$0.03
July 1, 2002 through September 30, 2002	$ 4.10	$ 0.03

* During the period of January 31, 2001 through May 21, 2002 the Company was known as Mojave Southern, Inc. and there were no bid or asked quotes nor were there any purchases or sales of the common stock of the Company.

As of February 16, 2004, there were approximately 230 holders of record of our common stock. Additionally we believe there are approximately 550 stockholders whose shares are held in street name.

No cash or stock dividends have been declared or paid during the last two fiscal years and it is unlikely the Company will declare any cash dividends in the foreseeable future.

On October 25, 2002, the Company consummated an initial closing of gross proceeds of $550,000 pursuant to a private placement under to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The placement was for up to a maximum of $2,000,000 of convertible promissory notes (the "Notes") that were originally due on December 31, 2002 and were automatically convertible into common shares at the rate of one share for one dollar of notes at the discretion of the Company. On November 11, 2002, the Company elected to convert the $550,000 received plus accrued interest of $2,168 into 552,168 common shares. Pursuant to the extension terms of the private placement offering document and through February 18, 2003, the Company received an additional $115,858 and the respective notes were converted into a total of 115,858 shares. The private placement terminated on February 28, 2003.

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of the fiscal year ended September 30, 2003, with respect to our compensation plans (including individual compensation arrangements).

EQUITY COMPENSATION PLAN INFORMATION TABLE

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	None		
Equity compensation plans not approved by security holders	1,013,100 common shares	$0.68	986,900 common shares
Total	1,013,100 common shares	$0.68	986,900 common shares

Item 6. Management's Discussion and Analysis and Plan of Operations.

GENERAL

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-KSB.

RESULTS OF OPERATIONS

For The Year Ended September 30, 2003 Compared to the Year Ended September 30, 2002 (See Footnote 2to the Consolidated Financial Statements)

Sales increased by $ 3,861,000 or 244% for the year ended September 30, 2003, as compared to the year ended September 30, 2002. Approximately $3,118,000 of this increase is attributable to sales generated by the operations of All Care Medical Products and Homecare Alliance which have been consolidated with those of the Company since their respective dates of acquisition. The balance of $ 743,000 represents an increase in sales generated by Classic Healthcare.

Gross profit for the year ended September 30, 2003 was 69.4%, a slight decrease from the 70.0% recorded in the year ended September 30, 2002. The decrease is attributable to a different sales mix due to the addition of the sales of Homecare Alliance and All Care Medical Products. The decrease was offset, in part by the Company's DME rental income, which comprises a higher percentage of sales, and generates a slightly higher gross profit than other sales.

Selling, general and administrative expenses totaled $5,499,000 for the year ended September 30, 2003 compared to $1,231,000 in the year ended September 30, 2002. The net increase of $4,268,000 consists primarily of selling, general and administrative expenses of approximately $ 2,667,000 attributable to the operations of Alliance and All Care, including a bad debt write off of $614,000 relative to certain historical accounts receivable of All Care, that were generated prior to their acquisition, and subsequent to their acquisition by Critical on September 12, 2002. In addition, the Company expensed costs of $103,000 and $35,000, respectively, for the termination of credit negotiations with Health Care Business Credit Corp., and Health Capital Management Special Purpose Corporation, incurred professional fees and other expenses of $25,000 related to the terminated Ocean Breeze acquisition, and professional fees and other expenses related to becoming a public company increased by approximately $264,000. There was also a non-cash charge of $228,000 for stock option compensation and there was an increase of approximately $946,000 in the selling, general and administrative expenses of Classic. The increase of $946,000 consists primarily of an increase of approximately $ 517,000 in salaries and related taxes and benefits from $477,000 in the year 2002 to $994,000 in the 2003. Of this increase, $ 106,000 is attributable to the two officers of Classic who were paid a minimum salary in 2002 and who were paid pursuant to employment contracts in 2003. The balance is comprised of employee review increases and the payroll cost in the increase in number of staff at Classic. In addition, the Company recorded a bad debt write off of $376,000 relative to certain historical accounts receivable of Classic that were generated prior to and subsequent to the acquisition by Critical on July 12, 2002, and there was a net increase of approximately $ 53,000 in all other expenses.

Net interest expense for the year ended September 30, 2003 was $142,000 as compared to $28,000 in the year ended September 30, 2002. Total interest expense incurred during the year ended September 30, 2003 was $157,000 including $75,000 of amortization of deferred interest, and $82,000 of interest on notes payable. This amount was netted against interest income of $ 15,000 which was the result of forgiveness of interest by certain noteholders. The average debt outstanding for the year ended September 30, 2003 was approximately $ 1,138,000, and for the year ended September 30, 2002 was immaterial, since most of the debt was incurred after September 12, 2002.

Other income of $138,000 consists of net proceeds from billings for services provided by Alliance to their patients prior to the acquisition of their assets by Critical on August 8, 2002. Alliance was unable to bill for such services as their Medicare license was terminated effective December 17, 2001. The prospective billing was part of the acquired Alliance operations but could not be billed until the Company had the legal right to submit such billings to Medicare. On December 16, 2002, the Company was given such authorization to bill by Medicare and began to do so. Based upon billing and collections through the end of the year September 30, 2003, the net receipts from such billings are anticipated to be $138,000.

Amortization of debt discount and beneficial conversion feature, a non-cash charge, represents the difference between fair market value of the Company's common stock and the conversion price of convertible notes on the date sold and issued pursuant to the private placement during the period of October, 2002 through January, 2003. The amount of debt discount pursuant to this calculation is limited to the amount of investment made in the convertible promissory notes. The actual difference between the fair value and the conversion price was $995,000 and the amount recorded in the financial statements is limited to the total investment of $666,000.

Amortization of deferred debt discount of $30,000 in 2003 represents the amount of amortization of the $ 56,000 fair value of stock options granted to certain noteholders as explained in the Company's financial statements. The amortization is for the period from February 14, 2003 to September 30, 2003. There was no such comparable expense in the prior year.

The Company recorded a charge for impairment of goodwill in the amount of $1,500,000 during the year ended September 30, 2003. There was no such comparable expense in the year ended September 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our primary needs for liquidity and capital resources are the funding of operating and administrative expenses related to our management of the Company and its subsidiaries.

As of September 30, 2003 the Company had a working capital deficit of $891,000 as compared to a deficit of $ 51,000 as of September 30, 2002.

During the year ended September 30, 2003, cash decreased by $52,000. The Company's cash of $2,000 and estimated funds that will be generated from operations are not sufficient to both support current levels of operations for the next twelve months, as well as to pay current liabilities when due. The Company therefore has instituted various payroll and expense reductions, including outsourcing its billing and collection process. These steps, plus other cost saving measures as required by management, will reduce operational costs.

For the year ended September 30, 2003, net cash used in operating activities was $880,000. This was primarily attributable to a net loss of $4,012,000, an increase in accounts receivable of $ 787,000 (net of allowance for doubtful accounts), and offset, in part, by a $1,500,000 charge for impairment of goodwill concerning the Company's acquisition of the assets of All Care Medical Products, Inc., amortization of debt discount and the beneficial conversion feature of the Company's Common Stock in its private placement and a decrease in inventory of $19,000.

Cash flow used in investing activities for the year ended September 30, 2003, was $90,000 used to purchase property, plant and equipment consisting primarily of rental equipment acquisitions.

Cash flows provided by financing activities were $918,000 consisting primarily of $666,000 proceeds from the private placement of convertible promissory notes all of which were converted, proceeds from non-affiliated lenders of $475,000 and from shareholders of $427,000. This was offset, in part, by the Company's payment of $300,000 of notes relating to two asset acquisition and $281,000 of notes payable to private lenders.

During the year ended September 30, 2003, the President of the Company advanced funds to the Company in the aggregate amount of $ 427,000. Such amounts were used to support operations and pay liabilities as they became due. These amounts are due and payable from May 2004 through October 2005.

Subsequent to September 30, 2003, the President of the Company has advanced additional funds to the Company in the aggregate amount of $277,000. Such amounts are due and payable October through December 2004, and are evidenced by notes with an 8% annual interest rate due at maturity.

On February 3, 2004 the Company entered into an Amended and Restated promissory Note for a total of $ 500,000 (the "Restated Note") with Stephen Garchik, Trustee ("Garchik") and simultaneously executed a related stock options agreement and a registration rights agreement in favor of Garchik. The stock options agreement provides Garchik with ten year options to acquire 500,000 shares of the Company's common stock at $0.25 per share and all such options vested upon grant while the registration rights agreement provides Garchik with certain piggy-back registration rights in the event the Company files a registration statement. The Restated Note bears interest at an annual rate of Prime, as published in the Wall Street Journal (4% as of February 17, 2004), plus one, and the principle plus all accrued interest is due on June 30, 2004.

The Restated Note is comprised of $250,000 previously loaned to the Company in February 2003 and originally due on April 15, 2004 and $250,000 which was loaned to the Company on February 3, 2004.

In addition if further financing does not take place the Company will take further measures to reduce expenditures, possible closure of facility locations, further reductions in personnel, reduction in overhead costs as deemed necessary. In such circumstances the Company will seek other sources of funding.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with generally accepted accounting principles. Preparation of the statements in accordance with these principles requires that we make estimates, using available data and our judgment, for such things as valuing assets, accruing liabilities and estimating expenses. The following is a list of what we feel are the most critical estimations that we must make when preparing our financial statements.

Accounts Receivable – Allowance for Doubtful Accounts

We routinely review our accounts receivable, by customer account aging, to determine the collectability of the amounts due based on information we receive from the customer, past history and economic conditions. In doing so, we adjust our allowance accordingly to reflect the cumulative amount that we feel is uncollectible. This estimate may vary from the proceeds that we actually collect. If the estimate is too low, we may incur higher bad debt expense in the future resulting in lower net income. If the estimate is too high, we may experience lower bad debt expense resulting in higher net income.

Fixed Assets – Depreciation

In order to operate our business, we maintain office machinery and equipment, furniture and fixtures and durable medical equipment that we rent and sell to customers. These assets have extended lives. We estimate the life of individual assets to spread the cost over the expected life. The basis for such estimates is use, technology, required maintenance and obsolescence. We periodically review these estimates and adjust them if necessary. Nonetheless, if we overestimate the useful life of an asset, at a point in the future, we would have to incur higher depreciation costs or a write off which would result in lower net income. If we underestimate the life of an asset, we would absorb too much depreciation in the early years and experience higher net income in the later years when the asset is still in service.

Goodwill – Intangible Asset Impairment

We have acquired the assets of two companies, one which required the recording of Goodwill. In recording any such transaction we are required to recognize the full purchase price. The difference between the value of the assets and liabilities acquired, including transaction costs, and the purchase price was recorded as goodwill. If goodwill is not impaired, it remains as an asset on our balance sheet at the recorded value. If it is impaired, we are required to write down the asset to an amount that accurately reflects its carrying value. We have had a valuation expert perform the study contemplated by accounting standards to assist us in determining whether our goodwill balance is impaired. However, in conducting the valuation, the experts relied, in part, on estimated future cash flows that we provided. Changes in estimated cash flows may result in a material negative impact on the conclusion of the valuation of goodwill and a resulting impairment write down in the future. Under these circumstances, the Company performed an analysis to test the carrying value of goodwill at June 30, 2003 to determine whether there was an indication of impairment. The amount of any impairment is measured as the excess of the carrying value over the implied fair value. Such analysis resulted in an impairment of goodwill of approximately $ 1,500,000, which has been charged to expense during the year ended September 30, 2003. It was determined at year end by our review and analysis, in conjunction with independent professionals, that no additional adjustment for impairment was required.

Item 7. Financial Statements.

The financial statements follow Item 14 of this report.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Mark Sherman, CPA, based in Las Vegas ("Sherman"), was the auditor for Mojave Southern, Inc. ("Mojave") and New York Medical, Inc. ("NYMI") and resigned as such on October 14, 2002 in conjunction with the reverse merger between the Company and Critical Home Care, Incorporated. There were no disagreements between Sherman and the management of Mojave or NYMI.

As a result of the reverse merger, the historical financial statements of Classic Healthcare Solutions, Inc., the operating subsidiary of the Company, became the historical financial statements of the Company for reporting purposes.

On October 14, 2002 we engaged Grassi and Co., CPA's P.C. to serve as our independent public accountants for the fiscal year then ending December 31, 2002. On December 10, 2002, the Board of Directors approved a change in our fiscal year end from a calendar year ending December 31 to a fiscal year ending September 30. Such change was effective for book and tax purposes as of the year (nine months) ended September 30, 2002 and Grassi & Co., CPA's, P.C. has audited the financial statements included herein as of and for such period.

On May 7, 2003 the Company filed a report on Form 8 –K to disclose a change in the Company's certifying accountants. Critical Home Care, Inc., with the approval of the

Audit Committee of the Board of Directors, dismissed its independent accountants, Grassi & Co., CPA's, P.C. on May 2, 2003. The reports of Grassi & Co.,CPA's, P.C. on the consolidated financial statements of Critical Home Care, Inc. as of September 30, 2002 and December 31, 2001 for the nine months and year ended respectively contained no adverse opinion or disclaimer of opinion and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principle. There were no disagreements between Grassi & Co.,CPA's, P.C. and management of Critical Home Care, Inc.

On May 2, 2003 the Company with the approval of the Audit Committee of the Board of Directors, engaged Marcum & Kliegman LLP as its new independent public accountants.

Item 8A. **Controls and Procedures**

Evaluation of disclosure controls and procedures.

Our chief executive officer and our chief financial officer, after evaluating our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-14(c) and 15d-14(c) have concluded that as of September 30, 2003 (the "Evaluation Date") our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal controls

Subsequent to the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken.

PART III

Item 9. **Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.**

Our current executive officers, directors and significant employees are as follows:

Name	Age	Position
David Bensol	48	Chief Executive Officer, President and Chairman of the Board
Bradley Smith	52	Vice President, Secretary and a Director
Eric S. Yonenson	55	Chief Financial Officer

Mitchell Cooper	49	Director
Barbara Levine	53	Director
Delbert Spurlock	61	Director

David Bensol has served as our Chief Executive Officer, President and Chairman of our Board of Directors since September 26, 2002, after working in the healthcare industry for over 25 years. He served as the Chief Executive Officer and a director of our subsidiary, Classic Healthcare, since its formation in October 2000. From 1978 until March 1998, Mr. Bensol was the President, Chief Executive Officer and sole owner of Newbridge Surgical Supplies, Inc., a medical supplier for home medical equipment, acute care pharmacies and specialty support surface providers throughout the five boroughs of New York City and the suburban counties of Nassau and Suffolk. In March 1998, Newbridge Surgical was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market for the New York City metropolitan area. Upon Newbridge Surgical's acquisition by Home Care, Mr. Bensol became Home Care's executive vice president, a position he retained through January 2000. While at Home Care, he supervised Home Care's acquisition and subsequent consolidation of two other medical suppliers to the home medical equipment market for the New York City metropolitan area. From February 2000 to March 2001, Mr. Bensol served as the chief operating officer of American Prescription Providers, Inc., a New York based mail order pharmacy.

Bradley Smith has served as our Secretary and a director since September 26, 2002. He has over 25 years of experience in the home medical equipment industry. He served as Vice President - Director of Clinical Services and a director of our subsidiary, Classic Healthcare, since he co-founded the company with David Bensol in October 2000. From 1980 to 1995, Mr. Smith was the President and sole owner of Levittown Surgical Supply, Inc., a medical supplier to the home medical equipment market for Nassau and Suffolk Counties. In February 1995, Levittown Surgical was acquired by Newbridge Surgical Supplies, Inc., a medical supplier to the home medical equipment market for the five boroughs of New York City and the suburban counties of Nassau and Suffolk. In March 1998, Newbridge Surgical was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market for the New York City metropolitan area. Mr. Smith directed the orthotics and prosthetic programs at both Newbridge Surgical and Home Care Supply through August 2000.

Eric S. Yonenson became the Chief Financial Officer of the Company on March 10, 2003. From June 1994 through October 1998 Mr. Yonenson was the Chief Financial Officer of Newbridge Surgical Supplies, Inc., which was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market. From November 1998 through August 2000, Mr. Yonenson was a supervisor with Margolin Winer & Evens LLP, a certified public accounting firm. From September 2000 until March 2003 was the controller of Jac.Vandenberg, Inc. a national fruit distributor. Mr. Yonenson is a certified public accountant, and is a member of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Mitchell Cooper became a director of the Company on September 26, 2002. Mr. Cooper has been a partner in the Mineola law firm of Spizz & Cooper, LLP, since 1983 where he specializes in tax matters. Mr. Cooper is a certified public accountant and holds a Master of Laws in Taxation from New York University School of Law. He is also a Special Professor of Law at Hofstra University Law School and an Adjunct Professor of Law at Touro Law School, where he teaches Finance and Accounting for Lawyers, Corporate Taxation, Advanced Corporate Taxation, Estate and Gift Taxation and Estate Planning.

Barbara Levine, Ph.D. became a director of the Company on September 27, 2002. She is the Co-Director of the Human Nutrition Program at The Rockefeller University and the Director of Nutrition Information Center at The New York Hospital-Weill Medical College of Cornell University. Dr. Levine holds numerous professional memberships and is actively involved with local and national committees related to diet, nutrition and health issues.

Delbert Spurlock, Jr. became a director of the Company on October 17, 2002. Since May 1993, Mr. Spurlock has served as the Associate Publisher/Executive Vice President of the Daily News L.P., New York Daily News. From 1991 until January 1993, Mr. Spurlock was Deputy Secretary of Labor, U.S. Department of Labor. Prior thereto, from 1981 to 1989 he was employed by the Department of the Army, Pentagon, Washington, D.C. From 1981 to 1983, he was General Counsel and from 1983 to 1989, he was Assistant Secretary of the Army. Mr. Spurlock has held other government positions, had his own private law firm, and had numerous presentations and publications.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Vacancies on the Board of Directors may be filled by the remaining directors until the next annual stockholders' meeting. Officers serve at the discretion of the Board.

We currently have one standing committee, the Audit Committee. The Audit Committee was formed on October 18, 2002. The members of the Audit Committee are Mr. Cooper (chairman), Dr. Levine and Mr. Spurlock. Mr. Cooper serves as the Audit Committee financial expert. The Company believes that all members of the audit committee are independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The duties of the Audit Committee include recommending the selection of an independent auditor, reviewing the audit, or proposed report of audit, and the accompanying management letter or other statement to be included in the Annual Report to Shareholders and ensuring that the Company has adequate internal accounting controls. Additionally, the Committee reviews policies, and procedures in place to assure compliance with applicable laws, regulations and company policy.

<u>Code of Ethics</u>

On December 22, 2003, our Board of Directors adopted a Code of Ethics which applies to the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. We will provide a copy of the Code of Ethics, without charge, to any person who sends a written request addressed to the Secretary at Critical Home Care, Inc., 762 Summa Avenue, Westbury, New York 11590. A copy of the Code of Ethics has been filed as an exhibit to this Annual Report.

The Company intends to disclose any waivers or amendments to its Code of Ethics in a report on Form 8-K Item 10 filing rather than from its website.

Section 16(a) Beneficial Ownership Reporting Compliance

To the Company's knowledge, based solely on a review of such materials as are required by the Securities and Exchange Commission, no officer, director or beneficial holder of more than ten percent of the Company's issued and outstanding shares of Common Stock failed to file in a timely manner with the Securities and Exchange Commission any form or report required to be so filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the fiscal year ended September 30, 2003, with the following exceptions: Barbara Levine and Delbert Spurlock each failed to timely file a Form 4 reporting the grant of the second installment of a stock option on September 26, 2003; and David S. Bensol failed to timely file a Form 4 reporting the open market purchase of common stock in June 2003.

Item 10. Executive Compensation.

The following table sets forth the compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each other executive officer of the Company (collectively, the "Named Executive Officers") whose salary and bonus exceeded $100,000 for the fiscal year ended September 30, 2003, and the fiscal year (nine months) ended September 30, 2002, the year in which the registrant acquired Critical Home Care Incorporated.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)
David Bensol, Chief Executive	2003	$ 113,654 (1)		-	
Officer, President and	2002	* 59,135		-	100,000 (1)
Chairman of the Board	2001	-		-	–
Bradley Smith, Executive Vice	2003	$ 125,000		-	
President, Secretary and a	2002	* 59,135		-	75,000 (2)
Director	2001	-		-	-
Eric S. Yonenson	2003	$ 65,019 (3) (4)			250,000 (3)
Chief Financial Officer	2002				-
	2001				

* Amount paid for the nine months ended September 30, 2002

(1)Pursuant to Mr. Bensol's Employment Agreement, he received options to purchase 100,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Bensol remains an employee of the Company. Additionally Mr. Bensol voluntarily amended his employment contract during the year to reduce his annual compensation, by $36,000, during the period January 1, 2003 through June 30, 2003.

(2) Pursuant to Mr. Smith's Employment Agreement, he received options to purchase 75,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Smith remains an employee of the Company.

(3) Pursuant to Mr. Yonenson's Employment Agreement, he received options to purchase 250,000 shares which 50,000 shares vested upon grant, and the balance vests ratably on a monthly basis as of the last day of the month for each of the first 36 months following the date of grant as long as Mr. Yonenson remains an employee of the Company.

(4) Mr. Yonenson commenced his employment with the Company on March 10, 2003, at an annual salary of $115,000 per year.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

The following table contains information concerning the grant of stock options to the named Executive Officers during the fiscal year ended September 30, 2003.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date
David Bensol	None	-	-	-
Bradley Smith	None	-	-	-
Eric Yonenson	250,000	62%	$0.17	3/17/08

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

The following table summarizes for the Named Executive Officers the total number of shares acquired upon exercise of options during the fiscal year ended September 30, 2003, and the value realized (fair market value at the time of exercise less exercise price), the total number of unexercised options, if any, held at September 30, 2003, and the aggregate dollar value of in-the-money, unexercised options, held at September 30, 2003. The value of the unexercised, in-the-money options at September 30, 2003, is the difference between their exercise price and the fair market value of the underlying common stock on September 30, 2003. The closing bid price of our common stock on September 30, 2003 was $0.20.

Shares Acquired Upon Exercise of Options During Fiscal 2003	Number of Securities Underlying Unexercised Options at September 30, 2003	Value of Unexercised In-The-Money Options at September 30, 2003

Name	Number	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
David Bensol	None	-0-	100,000	-0-	-0-	-0-
Bradley Smith	None	-0-	75,000	-0-	-0-	-0-
Eric Yonenson	None	-0-	83,333	166,667	$2,500	$5,000

COMPENSATION OF DIRECTORS

Our directors who are officers or employees of the company will not be compensated for service on the Board of Directors or any committee thereof. Directors who are non-officers or non-employees have each been granted non-qualified stock options and receive $1,000 for attendance at each board meeting and $500 for each telephonic board meeting. These directors are also entitled to nominal compensation to cover travel costs.

EMPLOYMENT AGREEMENTS

On September 26, 2002, we entered into an employment agreement with David Bensol, whereby Mr. Bensol agreed to serve as our Chief Executive Officer, President and Chairman of our Board of Directors for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Bensol in advance in writing. The agreement provides Mr. Bensol with an annual salary of $150,000, with an increase of 10% if our net income for four quarters ending on the most recent December 31st is greater than our net income for the four quarters ended on the preceding December 31st. Other than in the year ending December 31, 2002, Mr. Bensol shall be entitled to an annual bonus as is determined by our Board of Directors. Mr. Bensol's compensation also includes options to purchase 100,000 shares of common stock of the company, which vested quarterly commencing on December 31, 2002 and are exercisable at $1.00 per share for a five year period following the date of the grant. Mr. Bensol is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Bensol also receives four weeks paid vacation time. The agreement also contains a non-competition provision for 24 months subsequent to any termination of his employment. Additionally Mr. Bensol voluntarily amended his employment contract during the year to reduce his annual compensation, by $ 36,000, during the period January 1, 2003 through June 30, 2003

On September 26, 2002, we entered into an employment agreement with Bradley Smith, whereby Mr. Smith agreed to serve as our Executive Vice President, Secretary and a director for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Smith in advance in writing. The agreement provides Mr. Smith with an annual salary of $125,000, with an increase of 7% if our net income for four quarters ending on the most recent December 31st is greater than our net income for the four quarters ended on the preceding December 31st. Other than in the year ending December 31, 2002, Mr. Smith shall be entitled to an annual bonus as is determined by our Board of Directors. Mr. Smith's compensation also includes options to purchase 75,000 shares of common stock of the company, which vested quarterly commencing on December 31, 2002 and are exercisable at $1.00 per share for a five-year period following the date of the grant. Mr. Smith is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Smith also receives four weeks paid vacation time. The agreement contains a non-competition provision for 24 months subsequent to any termination of his employment.

On March 10, 2003, the Company entered into an employment agreement with Eric S. Yonenson, whereby Mr. Yonenson agreed to serve as our Chief Financial Officer for a term of three years. The agreement provides Mr. Yonenson with an annual salary of $115,000, certain performance based increases and an annual bonus as determined by our Board of Directors. Mr. Yonenson's compensation also includes options to purchase 250,000 shares of common stock of the Company, 50,000 of which vested immediately and the balance vest ratably on a monthly basis for the 36 months following the date of the grant. These options are exercisable at a $0.17 per share for a five-year period following the date of the grant. Mr. Yonenson is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Yonenson also receives four weeks paid vacation time.

Item 11. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of February 16, 2004, the beneficial ownership of our common stock, our only class of voting securities, by (i) each person who is known to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors and Named Executive Officers and (iii) all directors and officers as a group. To our knowledge, each person named has the sole voting and investment power with respect to the securities listed as owned by him or it.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)
David Bensol	6,111,768 (3)	24.95%
Bradley Smith	1,092,641 (4)	4.47%
Eric S. Yonenson	94,444 (7)	0.39%
Mitchell Cooper	50,000 (5)	0.20%
Barbara Levine	100,000 (6)	0.41%
Delbert Spurlock	100,000 (6)	0.41%
Harbor View Fund, Inc. (8)	2,109,448	8.65%
Allied International Fund, Inc. (9)	2,012,774	8.25%
Rubin Family Irrevocable Stock Trust (10)	2,783,065	11.41%
Luigi Piccione (11)	1,750,000	7.17%
All Directors and Officers as a Group (6 persons)	7,548,853	30.30%

(1) Unless otherwise noted, address is c/o the Company, 762 Summa Avenue, Westbury, New York 11590.

(2) Calculated based on 24,393,026 shares issued and outstanding as of February 13 , 2004. Includes shares currently outstanding and, as to each person named, those shares which are not outstanding but which such person has the right to acquire within 60 days.

(3) Includes 100,000 shares of common stock issuable upon exercise of presently exercisable stock options.

(4) Includes 75,000 shares of common stock issuable upon exercise of presently exercisable stock options.

(5) Includes 50,000 shares upon exercise of presently exercisable options.

(6) Includes currently exercisable options to acquire 100,000 shares at September 30, 2003. But does not include the 50,000 shares issuable upon exercise of options to be granted on each of the next three respective anniversary dates of their joining the Board on September 26 of 2004, 2005 and 2006.

(7) Includes currently exercisable options to acquire 83,333 shares at September 30, 2003, and 11,111 options which vested in the 60 days subsequent to September 30, 2003.

(8) The address of this entity is c/o Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.

(9) The address for this entity is 488 Madison Avenue, New York, New York 10022.

(10) The address for this entity is 18 Pine Tree Drive, Great Neck, New York 11024.

(11) The address for this person is 15 Percy Williams Drive, East Islip, New York 11730.

Item 12. Certain Relationships and Related Transactions.

See Item 10. "Executive Compensation" for information concerning employment agreements entered into between the Company and David Bensol, Chief Executive Officer, Bradley Smith, Executive Vice President and Eric S. Yonenson, Chief Financial Officer including options granted by the Company to each of the executive officers.

On September 26, 2002, in connection with his joining the Board of Directors, Mitchell Cooper was granted a five-year non-qualified stock option to purchase 50,000 shares of Common Stock exercisable at $1.50 per share vested immediately.

In addition, on September 26, 2002, also on in connection with their joining the Board of Directors, Dr. Barbara Levine and Delbert Spurlock, Jr. were each granted five-year non-qualified stock options to purchase 50,000 shares of common stock at an exercise price of $1.50 per share, all of which options vested immediately. In addition, Dr. Levine and Mr. Spurlock were each awarded future grants of options to purchase up to 200,000 shares of common stock based upon their continued service to the Company. These options would be granted in 50,000 share increments on each of the first four anniversary dates of their joining the Board of Directors exercisable at the fair market value on the respective dates of grant on the anniversary dates. Accordingly, on September 26, 2003, Dr. Levine and Mr. Spurlock were each granted options to purchase 50,000 shares of common stock at $0.23 per share, the fair market value on the date of grant, all of which vested upon grant and are exercisable for five years. In the event of a buyout of the Company, their remaining future options shall be granted and will vest immediately.

Item 13. Exhibits, List and Reports on Form 8-K.

(a) Exhibits

Exhibit	Description
2.1(1)	Asset Purchase Agreement, dated September 13, 2002, between All Care Medical Products Inc. and Critical Home Care, Incorporated.
3.1 (2)	Certificate of Incorporation of the Company.
3.2 (2)	By-Laws of the Company.
4.1 (2)	2002 Employee Stock Incentive Plan
10.1(1)	Employment Agreement, dated as of September 26, 2002, by and between the Company and David S. Bensol.

10.2 (1)	Employment Agreement, dated as of September 26, 2002, by and between the Company and Bradley Smith.
10.3 (1)	Consulting Agreement, dated as of June 28, 2002, by and between Critical Home Care, Incorporated, All Care Medical Products, Inc., and Luigi Piccione.
10.4 (2)	Consulting Agreement, dated as of November 15, 2002 by and between the Company and Rockwell Capital Partners, LLC.
10.5 (2)	Form of Investor Subscription Documents
10.6 (2)	Form of Convertible Promissory Note
10.7*	Employment Agreement, dated as of March 10, 2003, by and between the Company and Eric Yonenson.
10.8*	Premises lease by and between HomeCare Alliance, Inc. as tenant and Dawson Holding Company as Landlord
14.1 *	Code of Ethics
21.1 *	List of Subsidiaries of the Company.
31.1 *	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.2 *	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
32.1 *	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 *	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2002. (2) Incorporated by reference to the Company's transition report on Form 10-KSB for the period ended January 1, 2002 to September 20, 2002.

* Filed herewith

(B) REPORTS ON FORM 8-K

None

CRITICAL HOME CARE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2002

CRITICAL HOME CARE, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Critical Home Care, Inc.
Westbury, New York

We have audited the accompanying consolidated balance sheet of Critical Home Care, Inc. and subsidiaries (the "Company") as of September 30, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Critical Home Care Inc. and Subsidiaries at September 30, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for 2003 have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company had an accumulated deficit of $7,951,000 and working capital deficiency of $891,000. The Company also realized a net loss of $4,012,000 for the year ended September 30, 2003. The Company's recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/Marcum & Kliegman LLP
New York, New York
January 23, 2004 Except Notes 1 and 11 which are dated
February 3, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Critical Home Care, Inc.

We have audited the consolidated statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 2002 of Critical Home Care, Inc. and subsidiaries (collectively, the "Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the nine months ended September 30, 2002 and in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co.
Certified Public Accountants
New York, NY
February 5, 2003

CRITICAL HOME CARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

ASSETS	September 30, 2003
Current Assets	
Cash and cash equivalents	$ 2,000
Accounts receivable, net of allowance for doubtful accounts of $828,000	890,000
Inventory	266,000
Prepaid expenses and other current assets	87,000
TOTAL CURRENT ASSETS	1,245,000
Property and equipment - net	630,000
Security deposits	30,000
Goodwill	1,857,000
Other intangibles	80,000
TOTAL ASSETS	$3,842,000
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Cash overdrafts	$ 39,000
Current portion of long-term debt	7,000
Accounts payable	785,000
Accrued expenses and other current liabilities	316,000
Notes payable - other, net of discount of $26,000	612,000
Notes payable - officer	377,000
TOTAL CURRENT LIABILITIES	2,136,000
LONG-TERM DEBT	
Notes payable - asset acquisition	233,000
Note payable - officer	50,000
Other, net of current portion	4,000
TOTAL LONG-TERM DEBT	287,000
TOTAL LIABILITIES	2,423,000
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Preferred stock, $0.25 par value, 5,000,000 shares authorized, none issued and outstanding	-
Common stock, $0.25 par value, 100,000,000 shares authorized 24,393,000 issued and outstanding	6,098,000
Additional paid-in capital	3,272,000
Accumulated deficit	(7,951,000)
TOTAL STOCKHOLDERS'EQUITY	1,419,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,842,000

The accompanying notes are an integral part of these consolidated financial statements.

CRITICAL HOME CARE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended September 30, 2003	For the Nine Months Ended September 30, 2002
NET SALES	$ 5,446,000	$1,286,000
COST OF GOODS SOLD	1,665,000	384,000
GROSS PROFIT	3,781,000	902,000
OPERATING EXPENSES:		
Selling, general and administrative	5,499,000	1,065,000
Depreciation and amortization	94,000	12,000
Impairment of goodwill	1,500,000	-
TOTAL OPERATING EXPENSES	7,093,000	1,077,000
LOSS FROM OPERATIONS	(3,312,000)	(175,000)
OTHER INCOME (EXPENSE):		
Interest expense, net	(142,000)	(28,000)
Amortization of debt discount and deferred financing costs	(666,000)	-
Amortization of deferred debt discount, notes payable - other	(30,000)	-
Management and billing fees	-	96,000
Other income	138,000	-
	(700,000)	68,000
LOSS BEFORE PRO-FORMA CREDIT FOR INCOME TAXES	(4,012,000)	(107,000)
PRO-FORMA CREDIT FOR INCOME TAXES (X)	-	(43,000)
PRO-FORMA NET LOSS	$(4,012,000)	$ (64,000)
BASIC AND DILUTED LOSS PER SHARE	$ (0.17)	$ (0.00)
BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	24,308,027	16,432,000

(X) The amount for provision for income tax credit and net loss are stated on a pro-forma basis for the 2002 period due to the historical entity having had Subchapter S Status through July 11, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

CRITICAL HOME CARE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
AND FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2002	15,896,000	$3,974,000	$ -	$(3,832,000)	$ 142,000
Common stock issued for:					
Settlement of amounts due to affiliate	254,000	63,000	32,000	-	95,000
Interest paid in common stock	100,000	25,000	75,000	-	100,000
Reverse acquisition of New York Medical, Inc.	5,725,000	1,431,000	(1,431,000)	-	-
Acquisition of All Care Assets	1,750,000	438,000	3,062,000	-	3,500,000
Stock option compensation			120,000	-	120,000
Debt cancellation pursuant to reverse acquisition			61,000	-	61,000
Net loss	-	-	-	(107,000)	(107,000)
Balance, September 30, 2002	23,725,000	5,931,000	1,919,000	(3,939,000)	3,911,000
Common stock issued for conversion of convertible promissory notes and interest	668,000	167,000	501,000	-	668,000
Stock option compensation	-	-	228,000	-	228,000
Value of debt discount	-	-	568,000	-	568,000
Deferred debt discount	-	-	56,000	-	56,000
Net loss	-	-	-	(4,012,000)	(4,012,000)
Balance, September 30, 2003	24,393,000	$6,098,000	$3,272,000	$(7,951,000)	$ 1,419,000

The accompanying notes are an integral part of these consolidated financial statements.

CRITICAL HOME CARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30, 2003	For the Nine Months Ended September 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(4,012,000)	$ (107,000)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Provision for bad debts	992,000	91,000
Depreciation and amortization	161,000	12,000
Stock option compensation	228,000	120,000
Interest paid with common stock	77,000	25,000
Amortization of debt discount and deferred financing costs	666,000	-
Amortization of deferred debt discount notes payable - other	30,000	-
Impairment of goodwill	1,500,000	-
Changes in operating assets and liabilities		
Accounts receivable	(787,000)	(276,000)
Inventory	19,000	32,000
Prepaid expenses and other current assets	(52,000)	(18,000)
Security deposits	5,000	(21,000)
Accounts payable	328,000	60,000
Accrued expenses and other current liabilities	(35,000)	91,000
Total Adjustments	3,132,000	116,000
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(880,000)	9,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for acquisitions	-	(380,000)
Purchases of property and equipment	(90,000)	(5,000)
NET CASH USED IN INVESTING ACTIVITIES	(90,000)	(385,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash overdrafts	39,000	-
Proceeds from sale of convertible promissory notes, net of $98,000 of debt issue costs	568,000	-
Payment of long-term debt	(7,000)	(5,000)
Proceeds from notes payable - other	475,000	501,000
Proceeds from (repayments of) notes payable - stockholders	427,000	(35,000)
Payment of notes payable - acquisitions	(300,000)	(50,000)
Payment of notes payable - other	(284,000)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	918,000	411,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (52,000)	$ 35,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ 54,000	$ 19,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,000	$ 54,000

The accompanying notes are an integral part of these consolidated financial statements.

CRITICAL HOME CARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	For the Year Ended September 30, 2003	For the Nine Months Ended September 30, 2002
Supplementary information:		
Cash paid during the period for:		
Interest	$ 2,000	$ 1,000
Taxes	$ -	$ 1,000
Non-Cash Investing and Financing Activities:		
Issuance of stock for asset acquisition	$ -	$3,500,000
Deferred Debt Discount	$ 56,000	$ -
Conversion of Notes Payable to Common Stock	$ 666,000	$ -

The accompanying notes are an integral part of these consolidated financial statements.

CRITICAL HOME CARE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended September 30, 2003
and For the Nine Months ended September 30, 2002

1. DESCRIPTION OF BUSINESS, CHANGE OF FISCAL YEAR AND BASIS OF PRESENTATION

Critical Home Care, Inc. and subsidiaries (collectively, the "Company") is incorporated in Nevada and based in Long Island, New York. The Company markets, rents and sells surgical supplies, orthotic and prosthetic products and durable medical equipment, such as wheelchairs and hospital beds. The Company also provides oxygen and other respiratory therapy services and equipment and operates in four retail outlets in the New York metropolitan area. Clients and patients are primarily individuals residing at home. The Company's equipment and supplies are readily available in the marketplace and the Company is not dependent on a single supplier. Reimbursement and payor sources include Medicare, Medicaid, insurance companies, managed care groups, Health Maintenance Organizations ("HMO'S"), Preferred Provider Organizations ("PPO's") and private pay.

On December 10, 2002, the Board of Directors approved a change of the Company's fiscal year from a calendar year ending December 31 to a fiscal year ending September 30. Such change was effective as of the fiscal year (nine months) ended September 30, 2002 for both financial reporting and tax purposes.

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. At September 30, 2003, the Company had an accumulated deficit of $7,951,000, a working capital deficiency of $891,000 and had realized a net loss of $4,012,000 for the year ended September 30, 2003.

The business plan and growth strategy are dependent on working capital. Management has been aggressively seeking to raise additional capital through Accounts Receivable financing and private sector loans, but have been unable to secure such financing, other than a loan from a private individual for $250,000 on February 3, 2004. Currently, management is seeking to raise approximately $240,000 of additional working capital from another private individual. If the Company is unable to secure this financing as well as other financing of at least a combined total of $500,000, our cash on hand and cash equivalents and funds from operations will not be sufficient to meet our working capital and capital expenditure needs for the next twelve months.

If the Company is successful in securing capital, but fails to achieve revenue growth assumptions, the Company will have to raise further equity or debt financing and/or curtail certain expenditures contained in the current operating plans. Management cannot assure that our sales efforts or expense reduction programs will be successful, or that any additional financing will be available to the Company, or, if available, that the terms will be satisfactory. If the Company is not successful in raising additional capital or unable to generate sufficient cash flows to meet obligations as they come due, the Company's financial condition and results of operations will be materially and adversely affected and the Company will not be able to continue to operate as a going concern beyond August 2004. If the Company is successful in raising additional capital but fails to increase its revenue or reduce expenses, the Company's financial condition and results of operations may be materially and adversely affected and the Company may not be able to continue as a going concern. The Company's financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation - The consolidated financial statements include the accounts of the Critical Home Care, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates in the preparation of financial statements - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. These estimates primarily relate to the net realizable amounts of payments from customers, patients, and other third party payors in regard to allowance for doubtful accounts. Additionally, estimates are used to calculate the valuation of goodwill, inventory obsolescence and other asset valuations. Actual results could differ from these estimates.

Revenue recognition - Revenues are recorded in the period the services were rendered at established rates reduced by provisions for doubtful accounts and contractual adjustments. Such adjustments represent the difference between charges at established rates and estimated recoverable amounts and were recognized in the period the services were rendered. Any differences between estimated contractual adjustments and actual final settlements were recognized as contractual adjustments in the year final settlements were determined. The Company reports revenues in its financial statements net of such adjustments, however, appeals are sometimes filed and if such appeals are decided in the Company's favor, revenues would be readjusted. The Company estimates the allowance for uncollectible accounts and contractual adjustments based on historical experience.

Allowance for doubtful accounts - The Company reviews all Accounts Receivable balances, and provides for an allowance for uncollectible accounts, and estimates for its bad debt expense based on historical analysis of its records. The basis of this analysis is from the aging of the receivable files, and the patient, payer provider records, and additionally their payment history. Items that are greater than one year old are reserved for 100%. The balance of any reserve, which is established, is estimated based on the collection history from Company records.

Concentration of credit risk - The Company primarily provides health care services, medical need related equipment and customized devices and is reimbursed by the patient's third-party insurers or governmentally funded health care insurance programs. The Company performs ongoing credit evaluations for its private pay customer patients and open account customers. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customer patients and future legislation and regulatory actions. The Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

The Company grants credit without collateral to its patients, who are primarily insured under third party agreements. Approximately 21% and 11% of the Company's accounts receivable at September 30, 2003 consists of amounts due from Medicare and Medicaid, respectively. The Company operates its business primarily in the New York Metropolitan area. Additionally a substantial portion of our revenue is attributable to payments received from third party payers, including the Medicare and Medicaid programs. For the year ended September 30, 2003 approximately 20% of our revenue was derived from Medicare and approximately 6% was derived from Medicaid. In fiscal 2002, revenues from Medicare and Medicaid were 21% and 1%, respectively.

Reclassifications - Certain reclassifications have been made to the consolidated financial statements shown for the prior years in order to have them conform to the current year's classifications.

Impairment of Long-lived assets - The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To determine if impairment exists, the Company compares the estimated future undiscounted cash flows from the related long-lived assets to the net carrying amount of such assets. Once it has been determined that an impairment exists, the carrying value of the asset is adjusted to fair value. Factors considered in the determination of fair value include current operating results, trends and the present value of estimated expected future cash flows.

Other Intangible Assets - The intangible asset at September 30, 2003 consists of a covenant not to compete agreement, with a gross carrying amount of $100,000, which is being amortized over the 5-year term of the agreement. At September 30, 2003, the intangible asset is recorded net of $20,000 of accumulated amortization. Amortization expense will be $20,000 in each of the next four years.

Property and equipment - Property and equipment are recorded at cost and depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets as set forth in the table below.

Computer equipment	3 to 5 years
Delivery vehicles	2 to 5 years
Office equipment and furniture and fixtures	3 to 5 years
Rental equipment	3 to 5 years
Leasehold improvements	the shorter of economic life or lease term

Fair Value of financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable and loans and notes payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that due to their primarily short term nature, their fair values approximate their carrying values, unless otherwise noted.

Advertising expense - advertising expenses are expensed when incurred.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of disposables, supplies and equipment used in conjunction with patient service.

Earnings (loss) per share - The Company follows Statement of Financial Accounting Standards, ("SFAS") No. 128, "Earnings per Share",("EPS") for computing and presenting earnings(loss) per share, which requires, among other things, dual presentation of basic and diluted earnings (loss) per share on the face of the statement of operations. Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities, or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options to acquire 1,013,100 and 325,000 common shares for the year ended September 30, 2003 and the nine months ended September 30, 2002, respectively, have not been considered in the computation of dilutive earnings per share since their effect would be antidilutive.

Stock-based compensation - In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, " Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The disclosure requirements apply to all companies for fiscal years ending after December

15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As permitted under SFAS No. 123, the Company continues to apply the Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees". As required under SFAS No.148, the following table presents pro forma net loss and the basic and diluted loss per share as if the fair value-based method had been applied to all awards.

	For the Year Ended September 30, 2003	For the Nine Months Ended September 30, 2002
Net loss as reported	$(4,012,000)	$(107,000)
Add: stock based employee compensation expense under the intrinsic value method	228,000	-
Less: stock-based employee compensation expense determined under the fair value method, net of related tax effects	(441,000)	-
Proforma loss	$(4,225,000)	$(107,000)
Net loss per share:		
Basic and diluted loss per share as reported	$(0.17)	$(0.00)
Pro Forma basic and diluted loss per share	$(0.17)	$(0.00)

The fair value of options at date of grant was estimated using the Black-Scholes fair value based method with the following weighted average assumptions:

	For the Year Ended Ended September 30, 2003	For the Nine Months September 30, 2002
Expected life (years)	5	5
Interest rate	4-5%	4-5%
Annual rate of dividends	0%	0%
Volatility	210%	91%

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Income taxes - The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes"("FAS 109"). It requires an asset and liability approach for financial accounting and reporting for income taxes.

CRITICAL HOME CARE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended September 30, 2003
and For the Nine Months ended September 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation - effective December 10, 2002, the Company changed its fiscal year end from December 31, to September 30. The consolidated financial statements include the presentation of the transition period beginning January 1, 2002 and ending September 30, 2002.

The following table presents certain unaudited financial information for the year ended September 30, 2002:

	For the Year Ended September 30, 2002 (Unaudited)
Net sales	$1,585,000
Cost of Sales	475,000
Gross Profit	1,110,000
Operating expenses:	
Selling, general and administrative	1,231,000
Depreciation and amortization	15,000
	1,246,000
Loss from Operations	(136,000)
Other income (expense)	
Interest expense, net	(28,000)
Management and billing fees	96,000
	68,000
Loss before pro-forma credit for income taxes	(68,000)
Pro-forma credit for income taxes	(27,000)
Pro-forma net loss	$(41,000)
Basic and diluted loss per share	$0.00
Basic and diluted weighted average common shares outstanding	16,102,000

Intangible assets - In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 requires goodwill be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. The adoption of SFAS No. 141 and SFAS No. 142, did not have a material effect on the Company's consolidated financial position or results of operations for the nine months ended September 30, 2002. For the year ended September 30, 2003, pursuant to SFAS No. 142 the Company has recorded a charge of $1,500,000 for the impairment of goodwill. (See Note 8)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent pronouncements - In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS No.146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. SFAS No.146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of FASB 146 did not have a material impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities under SFAS 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designed after June 30, 2003. The guidance should be applied prospectively. The provisions of this Statement that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15,2003, should continue to be applied in accordance with respective effective date. In addition, certain provisions relating to forward purchases or sales of when-issued securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30,2003. The adoption of SFAS No.149 did not have a material impact on the Company's consolidated financial statements.

In November 2002,the FASB issued Interpretation No. 45, ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a company, at the time it issues a guarantee to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and adoption of the disclosure requirements are effective for the Company as of December 31, 2002. The adoption of the recognition requirements of FIN 45 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No.46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after September 15, 2003. The adoption of FIN 46 did not have a material impact on the Company's consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", ("SFAS No. 150"). SFAS No.150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No 150 did not have a material impact on the Company's consolidated financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2003 consists of the following:

	Cost	Accumulated Depreciation	Net Book Value September 30, 2003
Delivery vehicles	$ 49,000	$ 21,000	$ 28,000
Leasehold improvements	142,000	29,000	113,000
Office equipment and furniture and fixtures	170,000	46,000	124,000
Rental equipment	432,000	67,000	365,000
	$793,000	$163,000	$630,000

Depreciation expense for the year ended September 30, 2003 and the nine months ended September 30, 2002 was $141,000 and $12,000 respectively.

4. NOTES PAYABLE

During the year ended September 30, 2003, the Company and certain holders of notes payable - asset acquisitions, notes payable - other and note payable - officer agreed to amend the respective maturity dates of their notes whereby they became long term obligations.

During October and December of 2002, the Company consummated an initial closing of gross proceeds of $666,000 pursuant to a private placement. The private placement was for up to a maximum of $2,000,000 of convertible promissory notes bearing interest at the rate of eight percent (8%) per annum that were due February 28, 2003. The promissory notes were automatically convertible into common shares at the rate of one share for one dollar of notes at the discretion of the Company. In November 2002 and February 2003, the Company elected to convert the total proceeds of $666,000 into 666,000 common shares and paid $2,000 of accrued interest on such notes through the issuance an additional 2,000 common shares. As a result of the conversion price of $1.00 being less than the fair market value of $2.50 per share on the dates the notes were purchased there was a beneficial conversion feature of $995,000. Such amount, however, is limited to the total investment made and the Company, therefore, recorded a debt discount and beneficial conversion feature non-cash charge of $666,000 during the year ended September 30, 2003.

4. NOTES PAYABLE (continued)

Notes payable, are summarized as follows:

Short term:	September 30, 2003
Notes payable, other - issued between July 1, 2002 and September 19, 2002 pursuant to working capital loans, bearing interest at 8% to 12% per annum payable through September 30, 2003. These notes have not been paid and are secured by certain assets of the Company. Waivers have been received extending repayment terms, and the dates of maturity to range from March 31, 2004 through May 31, 2004.	$163,000
Notes payable, other - In February 2003, pursuant to working capital loans, the Company entered into three unsecured promissory note agreements for an aggregate of $475,000, bearing interest at an annual rate of five percent (5%) per annum. The promissory notes are due and payable on the earlier of April 21, 2004 or upon the Company raising no less that $500,000 in equity. (See Note 11) In connection with two of the agreements, the Company granted 5 year stock options to acquire 187,500 shares of common stock, which are exercisable at $1.00 per share. The promissory notes payable at September 30, 2003 are recorded net of a $26,000 debt discount.	449,000
	$612,000
Notes payable, officer, issued from May of 2003 through September 2003 pursuant to unsecured working capital loans from the President of the Company bearing interest at 8% per annum and payable May 2004 through September 2004.	$377,000
Long term:	
Notes payable, asset acquisition, issued September 13, 2002 pursuant to the All Care Acquisition Agreement, unsecured, originally due September 30, 2003, as modified on April 16, 2003 bearing interest at 7% per annum and payable on August 15, 2005.	$233,000
Note payable, officer, issued in January 2003 pursuant to an unsecured working capital loan from the President of the Company bearing interest at 8% and payable October 16, 2005.	$50,000
Note payable, other for the purchase of a delivery vehicle is payable in monthly installments of $558 including interest at 6.9% per annum maturing in April 2005 and secured by the delivery vehicle.	$4,000

5. ACQUISITIONS

On August 8, 2002, Classic Healthcare Solutions, Inc. ("Classic"), a wholly owned subsidiary of the Company, acquired substantially all of the assets of Homecare Alliance, Inc. ("Alliance") for a purchase price of $250,000 of which $100,000 was in cash and $150,000 was payable through the issuance of Notes. On September 13, 2002, through another wholly owned subsidiary, the Company acquired substantially all of the assets of All Care Medical Products, Inc. ("All Care") for a purchase price of $4,025,000 consisting of $200,000 in cash, $325,000 in notes, and 1,750,000 shares of the Company's common stock valued at $2.00 per share. The primary purpose of these acquisitions was to expand the Company's product lines and market area as well as to consolidate the overhead expenses and to increase revenues. Goodwill of $3,357,000 arose in the All Care transaction, which is not deductible for tax purposes.

The revenues and costs of these two operations have been included with those of the Company since their respective dates of acquisition. The allocation of the purchase prices, including certain acquisition costs of $25,000 and $130,000 respectively, was as follows:

	Alliance	All Care
Cash	$ -	$ 78,000
Accounts receivable	-	557,000
Inventory	168,000	433,000
Fixed assets	107,000	206,000
Security deposits	-	14,000
Goodwill	-	3,357,000
Accounts payable	-	(230,000)
Loan payable to stockholder	-	(15,000)
Accrued liabilities	-	(245,000)
	$275,000	$4,155,000

On September 26, 2002, New York Medical, Inc., (a Nevada corporation) ("NYMI") and Critical Home Care, Incorporated ("Critical") consummated an acquisition whereby NYMI cancelled 8,975,000 of its 14,700,000 common shares then outstanding and issued (a) 16,250,000 new shares of restricted common stock to the stock holders of Critical in exchange for all of the issued and outstanding shares of Critical and, (b) 1,750,000 new shares of restricted common stock to consummate the All Care Asset Purchase, as described above. This transaction resulted in a change in control of NYMI and a total of 23,725,000 outstanding shares of common stock. In addition, NYMI changed its name to Critical Home Care, Inc. The sole operating subsidiary of Critical prior to the acquisitions described above was Classic which had been acquired by Critical on July 12, 2002.

For accounting purposes, the transaction between NYMI and Critical is considered, in substance, a capital transaction rather than a business combination. The exchange has been accounted for as a reverse acquisition under the purchase method of accounting since the former shareholders of Critical now own a majority of the outstanding common stock of NYMI. Accordingly, the combination of Critical with NYMI has been recorded as a recapitalization of Critical, pursuant to which Critical has been treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Critical. Such historical financial statements reflect the results of operations of Classic which was a Sub Chapter S corporation through the date of its acquisition on July 12, 2002, and all historical tax effects have therefore been shown on a pro-forma basis.

5. ACQUISITIONS (continued)

The acquisition of Alliance was not considered material for purposes of including pro-forma information but the acquisition of All Care was. Therefore, the pro-forma unaudited condensed statements of operations presented below represents what the results of operations of the combined companies would have been had the All Care acquisition taken place at the beginning of the fiscal period shown.

	For the Nine Months ended September 30, 2002
Sales	$4,172,000
Cost of sales	1,353,000
Gross profit	2,819,000
Operating expenses	2,767,000
Operating income	52,000
Other income	3,000
Income before taxes	$ 55,000
Pro-forma income taxes	22,000
Pro-forma net income	$33,000
Basic and diluted earnings per share	$0.00
Basic and diluted weighted common shares outstanding	16,432,000

6. RELATED PARTY TRANSACTIONS

Effective October 23, 2000, the Company leased office space from RVC Realty Corp. ("RVC"), which is owned by a trust that was established for the benefit of the children of the President of the Company. Rent expense for that facility was incurred in the amount of $46,000 during the nine months ended September 30, 2002. The lease was terminated effective as of December 31, 2002 and the related expense was accrued at September 30, 2002, as the operations of that location were consolidated into another facility. At December 31, 2001, the Company owed $95,000 to RVC for rent and real estate taxes. Such amount was non-interest bearing and was settled and paid in full in July 2002 through the issuance of 254,000 shares of the Company's common stock.

In July 2002, the Company owed Mr. Bensol and Mr. Smith $61,000 pursuant to working capital loans made to the Company during 2001. Such amount was contributed to capital by the two shareholders in connection with the acquisition of Classic.

Notes payable - officer - During the period October 1, 2002 through September 30, 2003 the President and CEO of the Company loaned the Company $422,000. Of the amounts loaned $ 50,000 is long term and $377,000, is short term. The funds were used for working capital. (See Note 4)

7. INCOME TAXES

The provision for income taxes for the year ended September 30, 2003, and the nine months ended September 30, 2002 consists of the following:

Components of the provision (benefit) for income taxes are as follows:

	2003	2002
Current		
Federal	$-0-	$-0-
State and local	-0-	-0-
Deferred		
Federal	-0-	-0-
State and local	-0-	-0-
Total	$-0-	$-0-

7. INCOME TAXES (continued)

The following is a reconciliation of income tax computed at the Federal statutory rate to the provision for taxes:

	2003	2002
Income tax provision at 34%	(34.0%)	(34.0%)
State and local income taxes net of federal benefit	(6.0%)	(6.0%)
Non deductible goodwill impairment	14.9%	0.0%
Non deductible amortization of beneficial conversion feature	5.7%	0.0%
Net operating losses not utilized	19.4%	40.0%
	0.0%	0.0%

As of September 30, 2003, the Company has net operating loss carryforwards of approximately $1,411,000 that will be available to offset future taxable income through the dates shown below:

September 30,	
2022	$ 220,000
2023	1,191,000
	$1,411,000

Significant components of the Company's deferred tax assets and liabilities are comprised of the following:

	September 30, 2003
Allowance for doubtful accounts	$ 331,000
Non-deductible expenses	121,000
Net operating loss	564,000
Fixed assets	(10,000)
Total	$1,006,000
Valuation allowance	(1,006,000)
Net deferred taxes	$ -0-

FAS 109 requires that a valuation allowance be established when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carryback and carryforward periods, and expectation of future profits, etc. FAS 109 further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as the cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. The Company will provide a full valuation allowance on future tax benefits until it can sustain a level of profitability that demonstrates its ability to utilize the assets, or other significant positive evidence arises that suggests the Company's ability to utilize such assets. The valuation allowance increased by approximately $ 918,000.

The provision (credit) for income taxes is reflected on a pro-forma basis using a blended rate of 40% for Federal and State taxes that would have been applicable had the Company been required to file tax returns covering the full fiscal periods included in the financial statements. Actual income taxes due will be different as Classic was a sub-chapter S corporation through July 12, 2002 and only its results of operations from that date through September 30, 2002 were included in the Company's tax return for fiscal 2002.

8. IMPAIRMENT OF GOODWILL

SFAS 142 requires that an impairment test for goodwill and other intangible assets be performed in two steps, (i) determine impairment based upon fair value of a reporting unit as compared to its carrying value, and (ii) if there is an impairment, measure the impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Due to continued losses realized by the All Care division at June 30, 2003, management performed a test, which resulted in a $1,500,000 impairment charge during the third quarter of fiscal 2003. The methodology included various financial calculations and assumptions that projected future operations of the All Care division (the reporting unit) on its own. At September 30, 2003 the Company obtained an independent valuation from a third party and management concluded that no additional adjustment for impairment was required.

9. STOCK OPTION PLAN

On September 26, 2002, the Company's Board of Directors adopted the Critical Home Care, Inc. 2002 Employee Stock Incentive Plan (the "Plan"). The Plan covers an aggregate of 2 million shares of the Company's common stock which may be granted to employees, salaried officers, directors and other key persons employed by, or having a business relationship with, the Company, or its subsidiaries, in the form of incentive stock options, non-qualified stock options, and/or awards of stock granted under the Plan during the ten year period following the date of the Plan's adoption.

Pursuant to the terms of their employment agreements, each dated September 26, 2002, David Bensol, Chief Executive Officer and Bradley Smith, Executive Vice President, were awarded five-year options to purchase 100,000 and 75,000 shares of common stock, respectively. All such options vested quarterly from December 31, 2002 through September 30, 2003 and are exercisable at $1.00 per share for five years from the date of grant. At September 26, 2002 the fair market value of these options was $2.30, per share. As a result, the Company has recorded a charge to operations for stock option compensation in the amount of $228,000 during the year ended September 30, 2003.

In September 2002, in connection with his joining the Board of Directors, Mitchell Cooper was granted a five-year non-qualified stock option to purchase 50,000 shares of common stock exercisable at $1.50 per share, the fair market value, all of which options vested immediately.

In addition, on September 26, 2002, also in connection with their joining the Board of Directors, Dr. Barbara Levine and Delbert Spurlock, Jr. were each granted five-year non-qualified stock options to purchase 50,000 shares of common stock at an exercise price of $1.50 per share, all of which options vested immediately. Dr. Levine and Mr. Spurlock will be granted options to purchase up to 200,000 shares of common stock based upon their continued service to the Company. These options will be granted in 50,000 share increments on each of the first four anniversary dates of their joining the Board of Directors and will be exercisable at the fair market value on the respective dates of grant. The first such grant of options to acquire 50,000 common shares was awarded to each of Mr. Spurlock and Dr. Levine on September 26, 2003. These options are exercisable at $0.23 per share the fair market value on date of grant vested in full upon grant and expire on September 25, 2008. In the event of a buyout of the Company, their remaining future options shall be granted and will vest immediately.

In February 2003, in connection with loans to the Company in the aggregate amount of $325,000 from two unrelated parties, the Company granted five-year options to acquire 187,500 shares of the Company's common stock. The options are exercisable at $1.00 per share and were fully vested upon grant (see Note 4).

On March 10, 2003, in connection with his joining the Company as Chief Financial Officer, Eric S. Yonenson was granted five-year options to purchase up to 250,000 shares of common stock. The options are exercisable at $0.17 per share, the fair market value on the date of grant, and expire on March 9, 2008. 50,000 options vested upon grant, and the balance vests ratably on a monthly basis as of the last day of the month for each of the first 36 months following the date of the grant. As at September 30, 2003 an additional 33,333 shares have vested.

On April 17, 2003, the Company granted five-year options to acquire 168,900 shares of the Company's common stock to 34 employees. Such options are exercisable at $0.25 per share and vested 20% upon the date of grant with the remaining options vesting at 20% per year on each of the four anniversary dates following the date of grant. As of September 30, 2003, 18,300 of these options had been forfeited by eight employees as a result of the termination of their employment.

The following table illustrates the Company's issuance of stock options and outstanding stock option balances since the Company adopted the Plan:

	September 30, 2003		September 30, 2002	
	Outstanding Options	Weighted-Average Exercise Price	Outstanding Options	Weighted-Average Exercise Price
Outstanding at beginning of year	325,000	$1.23	-	
Granted	706,400	0.45	325,000	$1.23
Exercised	-	-	-	-
Forfeited	(18,300)	0.25	-	-
	1,013,100	$ .68	325,000	$1.23

Additional information pertaining to outstanding options at September 30, 2003:

Exercise Price Range	Outstanding Options	Remaining Life (Years)	Average Exercise Price	Exercisable Options	Average Exercise Price
$ 1.50	150,000	3.99	$ 1.50	150,000	$1.50
$ .23	100,000	4.99	$ .23	100,000	$ .23
$ 1.00	175,000	3.99	$ 1.00	175,000	$1.00
$ .25	150,600	4.58	$ .25	30,120	$0.25
$ .17	250,000	4.50	$ .17	83,333	$0.17
$ 1.00	187,500	4.17	$ 1.00	187,500	$1.00
	1,013,100		$ .68	725,953	$0.98

9. STOCK OPTION PLAN (continued)

The Company has elected to account for its stock based compensation plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No.25) and to provide the pro-forma disclosure required by SFAS No. 123. Under the provisions of APB No.25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an option holder must pay to acquire the stock. The Company recorded $228,000 of stock option compensation to operations for the year ended September 30, 2003.

10. COMMITMENTS AND CONTINGENCIES

The Company leases facilities at 762 Summa Avenue, Westbury, New York. These facilities serve as the Company's corporate headquarters and operations center. The facilities encompass approximately 10,000 square feet at a fixed monthly rental of $6,850 and the lease expires in June 2007. The Company also rents three points of service locations in Patchogue, Babylon and Lake Success all located on Long Island, New York at a combined rental of approximately $25,000 per month. The leases expire in July 2007, December 2010 and February 2012 respectively. Total rent expense for the year ended September 30, 2003 and for the nine months ended September 30, 2002 was $328,000 and 86,000 respectively.

Future minimum rental payments, by year and in the aggregate under operating leases with a term of one year or more consist of the following at September 30, 2003:

For the Years Ended September 30,	Amount
2004	$ 398,000
2005	390,000
2006	394,000
2007	331,000
2008	67,000
Thereafter	188,000
Total	$1,768,000

On January 31, 2004 the Company cancelled the lease for its prior location in Woodbury, New York and received a release for the balance of their lease commitment through November 2009 from the landlord. In addition, on February 1, 2004 the Company signed a lease for its new Lake Success, New York location that becomes effective on March 1, 2004 and future rental cost is included in the above table.

On September 26, 2002, the Company entered into an employment agreement with David S. Bensol, whereby Mr. Bensol agreed to serve as our Chief Executive Officer, President and Chairman of our Board of Directors for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Bensol in advance in writing. The agreement provides Mr. Bensol with annual salary of $150,000, certain performance based increases and an annual bonus as determined by our Board of Directors. Mr. Bensol's compensation also includes options to purchase 100,000 shares of common stock of the Company (see Note 9), which vested quarterly commencing on December 31, 2002 and are exercisable at a $1.00 per share for a five-year period following the date of the grant. Mr. Bensol is entitled to participate in any pension, health care and benefit plans that we make available to senior executives. The agreement includes a 24-month non-competition provision effective from the date of termination of employment.

10. COMMITMENTS AND CONTINGENCIES (continued)

On September 26, 2002, the Company entered into an employment agreement with Bradley M. Smith, whereby Mr. Smith agreed to serve as our Executive Vice President, Secretary and Director for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Smith in advance in writing. The agreement provides Mr. Smith with an annual salary of $125,000, certain performance based increases and an annual bonus as determined by our Board of Directors. Mr. Smith's compensation also includes options to purchase 75,000 shares of common stock (see Note 9) of the Company, which vested quarterly commencing on December 31, 2002 and are exercisable at a $1.00 per share for a five-year period following the date of the grant. Mr. Smith is entitled to participate in any pension, health care and benefit plans that we make available to senior executives. The agreement includes a 24-month non-competition provision effective from the date of termination of employment.

In connection with the All Care Asset purchase, which closed on September 13, 2002, the Company entered into a consulting agreement with Luigi Piccione, the seller of the All Care Assets. Such agreement calls for annual payments of $150,000 and has a term of five years unless terminated earlier for specific reasons stated in the agreement such as fraud, willful misconduct and the like.

On March 10, 2003, the Company entered into an employment agreement with Eric S. Yonenson, whereby Mr. Yonenson agreed to serve as our Chief Financial Officer for a term of three years. The agreement provides that Mr. Yonenson with an annual salary of $115,000, certain performance based increases and an annual bonus as determined by our Board of Directors. Mr. Yonenson's compensation also includes options to purchase 250,000 shares of common stock of the Company, 50,000 shares vested immediately, the balance vests ratably on a monthly basis for the first 36 months following the date of the grant after the first month anniversary of the agreement. These options are exercisable at a $0.17 per share for a five-year period following the date of the grant. Mr. Yonenson is entitled to participate in any pension, health care and benefit plans that we make available to senior executives. As at September 30, 2003 an additional 33,333 shares have vested.

In April 2003, the Company entered into an Amended Consulting Agreement with Rockwell Capital Partners, LLC ("Rockwell"), its investment banker. The agreement expires in November 2005, unless terminated earlier pursuant to its terms. The agreement calls for Rockwell to provide consulting services relating to strategic planning, product development and general business and financial matters. The annual fee to be paid to Rockwell is $125,000 through November 2004 and $130,0000 thereafter.

During September and October of 2003, the Company entered into three eighteen month operating equipment leases, which are payable in monthly installments of approximately $3,700, which were collateralized by certain equipment of the Company. Certain officers of the Company guaranteed these leases. Subsequent to the lease agreements the Company sold the collateralized equipment, which constituted a default in the agreements.

Legal proceedings - In April 2003, Ruth Davis and Herman Davis (wife and husband) commenced a lawsuit in Nassau County Supreme Court against the Company's subsidiary Classic Healthcare Solutions, Inc. ("Classic"). Plaintiff Mrs. Davis claims to have sustained injuries on September 15, 2002, from an alleged malfunction of the chair lift, which she acquired from Classic, and claims damages of $2,000,000. In addition, plaintiff Mr. Davis claims damages of $500,000 for loss of services.

10. COMMITMENTS AND CONTINGENCIES (continued)

The Company's insurance carrier is defending the lawsuit on behalf of the Company and management believes that there is sufficient insurance coverage under its insurance policy to satisfy any typical settlement of the claims. In addition, any product liability insurance carried by the manufacturer of the chair lift would most likely complement that of Classic. As the lawsuit is only in the discovery stage, management cannot predict the outcome of the case, however, management is of the opinion that any settlement in this matter would not have a material impact on the financial condition or operations of the Company.

11. SUBSEQUENT EVENTS

The President of the Company has advanced additional funds to the Company in the aggregate amount of $277,000 during October through December 2003. Such amounts are due during October through December 2004.

Effective October 1, 2003, the Company began to outsource its billing and collections of receivables to a third party. The Company will pay fees either based on the amount of receivables collected by the third party or a fee for each transaction processed, depending on the type of receivable.

In February 2004, the Company entered into an Amended and Restated Promissory Note for a total of $500,000 (the "Restated Note") with Stephen Garchik, Trustee ("Garchik") and simultaneously executed a related stock option agreement and a registration rights agreement in favor of Garchik. The stock option agreement provides Garchik with ten-year options to acquire 500,000 shares of the Company's common stock at $0.25 per share and all such options vested upon grant and the registration rights agreement provides Garchik with certain piggyback registration rights in the event the Company files a registration statement. The Restated Note bears interest at Prime, as published in the Wall Street Journal (4.0% as of February 17, 2004), plus one and principal and all accrued interest is due on June 30, 2004.

The Restated Note is comprised of $250,000 previously loaned to the Company in February 2003 and originally due on April 15, 2004 and $250,000 which was loaned to the Company on February 3, 2004.

CRITICAL HOME CARE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended September 30, 2003
and For the Nine Months ended September 30, 2002

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(unaudited)

Year ended September 30, 2003 and the Nine Months Ended September 30, 2002

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Additions (Deductions)	Balance at End of Period
Year					
Allowance for doubtful accounts:					
September 30, 2002	56,000	156,000	175,000	322,000 406,000 A (233,000) B	495,000
September 30, 2003	495,000	992,000	-	333,000 C	828,000

A: Reserve acquired pursuant to the All Care Asset Acquisition

B: Write off of All Care bad debts of $132,000 and Classic bad debts of $101,000

C: Net Increase in reserve due to write offs and adjustments to reserve.

SIGNATURES

In accordance with Section 13 or 15(a) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on the 16th day of February 2004.

CRITICAL HOME CARE, INC.

By /s/ David S. Bensol

David S. Bensol, President and Chief Executive Officer

By /s/ Eric S. Yonenson

Eric S. Yonenson, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Title	Date
/s/ David S. Bensol David S. Bensol	Chief Executive Officer, President and Director	February 17, 2004
/s/ Eric S. Yonenson Eric S. Yonenson	Chief Financial Officer,	February 17, 2004
/s/ Bradley Smith Bradley Smith	Executive Vice President and Director	February 17, 2004
/s/ Mitchell Cooper Mitchell Cooper	Director	February 17, 2004
/s/ Barbara Levine Barbara Levine	Director	February 17, 2004
/s/ Delbert L. Spurlock, Jr. Delbert L. Spurlock, Jr.	Director	February 17, 2004

BOARD OF DIRECTORS

David Bensol
Chief Executive Officer and President

Bradley Smith
Vice President and Secretary

Mitchell Cooper
Partner,
Spizz & Cooper, LLP

Dr. Barbara Levine
Co-Director,
Human Nutrition Program,
The Rockefeller University

OFFICERS

David Bensol
Chief Executive Officer and President

Bradley Smith
Vice President and Secretary

Eric S. Yonenson
Chief Financial Officer

CORPORATE INFORMATION

INDEPENDENT AUDITORS
Marcum & Kliegman LLP
130 Crossways Park Drive
Woodbury, NY 11797

CORPORATE COUNSEL
Snow Becker Krauss P.C.
605 Third Avenue
New York, NY 10158

TRANSFER AGENT
North American Transfer Co.
147 W. Merrick Road
Freeport, NY 11520

CORPORATE FACILITIES

Critical Home Care, Inc.
762 Summa Avenue
Westbury, NY 11590
Telephone: (516) 997-1200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-QSB

(Mark One)

[X] **QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended: December 31, 2003

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ______________

Commission file number: 000-31249

CRITICAL HOME CARE, INC.
(Exact name of small business issuer as specified in its charter)

NEVADA (State or other jurisdiction of incorporation or organization)	**88-0331369** (I.R.S. Employer Identification No.)

762 SUMMA AVENUE
WESTBURY, NY 11590
(Address of principal executive offices)

516-997-1200
(Issuer's telephone number)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: March 5, 2004, Common Stock, $0.25 par value, 24,393,026 shares outstanding

Transitional Small Business Disclosure Format (Check one): Yes [ ] No [X]

CRITICAL HOME CARE, INC. AND SUBSIDIARIES

INDEX

<TABLE>
<CAPTION>
ITEM 1

CRITICAL HOME CARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

<S> <C>

		December 31, 2003 (unaudited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	2,000
Accounts receivable, net of allowance for doubtful accounts of $953,000		1,130,000
Inventory		202,000
Prepaid expenses and other current assets		101,000
TOTAL CURRENT ASSETS		1,435,000
PROPERTY AND EQUIPMENT - NET		603,000
GOODWILL		1,857,000
SECURITY DEPOSITS		30,000
OTHER INTANGIBLES		75,000
TOTAL ASSETS	$	4,000,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable		882,000
Accrued expenses and other current liabilities		444,000
Notes payable - other, net of discount of $14,000		624,000
Notes payable - officer		654,000
TOTAL CURRENT LIABILITIES		2,604,000
LONG-TERM DEBT		
Notes payable - asset acquisition		233,000
Note payable - officer		50,000
TOTAL LONG TERM DEBT		283,000
TOTAL LIABILITIES		2,887,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.25 par value, 5,000,000 shares authorized, none issued and outstanding		
Common stock, $0.25 par value; 100,000,000 shares authorized; 24,393,000 shares issued and outstanding		6,098,000
Additional paid-in capital		3,272,000
Accumulated deficit		(8,257,000)
TOTAL STOCKHOLDERS' EQUITY		1,113,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,000,000

See accompanying notes to consolidated financial statements.

</TABLE>

<PAGE>

<TABLE>
<CAPTION>

CRITICAL HOME CARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

<S>	FOR THE THREE MONTHS ENDED DECEMBER 31, 2003 <C>	2002 <C>
NET SALES	$ 1,315,000	$ 1,685,000
COST OF GOODS SOLD	408,000	541,000
GROSS PROFIT	907,000	1,144,000
OPERATING EXPENSES:		
Selling, general and administrative	1,159,000	1,204,000
Depreciation and amortization	22,000	32,000
TOTAL OPERATING EXPENSES	$ 1,181,000	$ 1,236,000
LOSS FROM OPERATIONS	(274,000)	(92,000)
OTHER INCOME (EXPENSE):		
Other income	-	138,000
Interest expense	(20,000)	(41,000)
Amortization of deferred debt discount, notes payable - other	(12,000)	-
	(32,000)	97,000
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(306,000)	5,000
PROVISION FOR INCOME TAXES	-	(2,000)
NET (LOSS) INCOME	$ (306,000)	$ 3,000
BASIC AND DILUTED (LOSS) INCOME PER SHARE	$ (0.01)	$ 0.00
BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	24,393,000	24,045,000

See accompanying notes to consolidated financial statements.

CRITICAL HOME CARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

<S>	<C> FOR THE THREE MONTHS ENDED DECEMBER 31, 2003	<C> 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (306,000)	$ 3,000
Adjustments to reconcile net (loss) income to net cash used by operating activities:		
Provision for bad debts	125,000	-
Depreciation and amortization	48,000	32,000
Stock option compensation	-	57,000
Interest paid with common stock	-	25,000
Amortization of deferred debt discount - notes payable - other	12,000	-
Changes in operating assets and liabilities		
Accounts receivable	(365,000)	(465,000)
Inventory	64,000	63,000
Prepaid expenses	(14,000)	16,000
Accounts payable	97,000	69,000
Accrued expenses and other current liabilities	130,000	19,000
Total adjustments	97,000	(184,000)
NET CASH (USED IN) OPERATING ACTIVITIES	(209,000)	(181,000)
CASH FLOWS (USED IN) INVESTING ACTIVITIES		
Purchases of property and equipment	(29,000)	(43,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash overdrafts	(39,000)	-
Proceeds from insurance settlement	11,000	-
Proceeds from convertible promissory notes	-	641,000
Debt issue costs	-	(95,000)
Payment of long-term debt	(11,000)	(2,000)
Payment of notes payable - asset acquisitions	-	(100,000)
Payment of notes payable - other	-	(189,000)
Proceeds from note payable - officer	277,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	238,000	255,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	-	31,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,000	54,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,000	$ 85,000
Supplementary information:		
Cash paid during the period for:		
Interest	$ 2,000	$ 2,000

See accompanying notes to consolidated financial statements.

</TABLE>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated balance sheet as of December 31, 2003, and the consolidated statements of operations and cash flows for the periods ended December 31, 2003 and 2002, have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and without audit. These interim financial statements include all adjustments, consisting only of normal recurring accruals, which management considers necessary to make the financial statements not misleading. The results of operations for the quarterly period ended December 31, 2003, are not necessarily indicative of results that may be expected for any other interim period or for the full year.

The consolidated financial statements include the accounts of Critical Home Care, Inc. and its wholly owned subsidiaries ("Critical" or the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial information included in this report has been prepared on the basis that the Company will continue as a going concern. At December 31, 2003, the Company had a working capital deficiency of $1,169,000, an accumulated deficit of $8,257,000 and had incurred a loss for the quarter of $306,000. The Company's recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern.

This report should be read in conjunction with the Company's financial statements included in the report on Form 10-KSB for the fiscal year ended September 30, 2003 filed with the Securities and Exchange Commission on February 18, 2004 as well as the Company's other filings with the Securities and Exchange Commission.

The business plan and growth strategy are dependent on working capital. Management has been aggressively seeking to raise additional capital through accounts receivable financing and private sector loans, but have been unable to secure such financing, other than a loan from a private individual for $250,000 on February 3, 2004. Currently, management is seeking to raise additional working capital from another private individual and other investor sources. If the Company is unable to secure this financing, as well as other financing of at least a combined total of $1,000,000, cash on hand and cash equivalents and funds from operations will not be sufficient to meet our working capital and capital expenditure needs for the next twelve months.

If the Company is successful in securing capital, but fails to achieve revenue growth assumptions, the Company will have to raise further equity or debt financing and/or curtail certain expenditures contained in the current operating plans. Management cannot assure that our sales efforts or expense reduction programs will be successful, or that any additional financing will be available to the Company, or, if available, that the terms will be satisfactory. If the Company is not successful in raising additional capital or unable to generate sufficient cash flows to meet obligations as they come due and can not renegotiate the payment terms of the debt coming due in April through June 2004, the Company's financial condition and results of operations will be materially and adversely affected and the Company may not be able to continue to operate as a going concern. If the Company is successful in raising additional capital but fails to increase its revenue or reduce expenses, the Company's financial condition and results of operations may be materially and adversely affected and the Company may not be able to continue as a going concern. The Company's financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

NOTE 2 - DESCRIPTION OF BUSINESS

On July 12, 2002, the Company acquired 100% of the common stock of Classic Healthcare Solutions, Inc. ("Classic"); on August 8, 2002, the Company acquired substantially all of the assets and business operations of Homecare Alliance, Inc. ("Alliance"); on September 13, 2002, the Company acquired substantially all of the assets and business operations of All Care Medical Products, Inc. ("All Care") and on September 26, 2002, the Company consummated a reverse acquisition with New York Medical, Inc. ("NYMI") and NYMI changed its name to Critical. The results of operations of acquired businesses have been included with those of the Company since the respective dates of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For accounting purposes, the transaction between NYMI and Critical was considered, in substance, a capital transaction rather than a business combination and has been accounted for under the purchase method of accounting since the former shareholders of Critical now own a majority of the outstanding common stock of NYMI. Accordingly, the combination of Critical with NYMI was recorded as a recapitalization of Critical, pursuant to which Critical has been treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Critical.

Critical is incorporated in Nevada and based on Long Island, New York. The Company markets, rents and sells surgical supplies, orthotic and prosthetic products and durable medical equipment, such as wheelchairs and hospital beds. The Company also provides oxygen and other respiratory therapy services and equipment and operates four retail outlets in the New York metropolitan area. Clients and patients are primarily individuals residing at home. The Company's equipment and supplies are readily available in the marketplace and the Company is not dependent on a single supplier. Reimbursement and payor sources include Medicare, Medicaid, insurance companies, managed care groups, HMO's, PPO's and private pay. The Company had one payor source, Medicare, which accounted for more than 10% of its revenue during the quarters ended December 31, 2003 and 2002. Such revenue represented approximately 20% and 21% of the Company's revenues for the three months ended December 31, 2003 and 2002, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - Revenues are recorded in the period the services were rendered at established rates reduced by provisions for doubtful accounts and contractual adjustments. Such adjustments represent the difference between charges at established rates and estimated recoverable amounts and were recognized in the period the services were rendered. Any differences between estimated contractual adjustments and actual final settlements were recognized as contractual adjustments in the year final settlements were determined. The Company reports revenues in its financial statements net of such adjustments, however, appeals are sometimes filed and if such appeals are decided in the Company's favor, revenues would be readjusted. The Company estimates the allowance for uncollectible accounts and contractual adjustments based on historical experience.

Concentration of credit risk - The Company primarily provides health care services, medical need related equipment and customized devices and is reimbursed by the patient's third-party insurers or governmentally funded health care insurance programs. The Company performs ongoing credit evaluations for its private pay customer patients and open account customers. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customer patients and future legislation and regulatory actions. The Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

Allowance for doubtful accounts - The Company reviews all Accounts Receivable balances, and provides for an allowance for uncollectible accounts, and estimates for its bad debt expense based on historical analysis of its records. The basis of this analysis is from the aging of the receivable files, and the patient, payer provider records, and additionally their payment history. Items that are greater than one year old are reserved for 100%. The balance of any reserve, which is established, is estimated based on the collection history from Company records.

Impairment of Long-lived assets - The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To determine if impairment exists, the Company compares the estimated future undiscounted cash flows from the related long-lived assets to the net carrying amount of such assets. Once it has been determined that an impairment exists, the carrying value of the asset is adjusted to fair value. Factors considered in the determination of fair value include current operating results, trends and the present value of estimated expected future cash flows. During the fiscal year ended September 30, 2003, the Company recorded a goodwill impairment charge of $1,500,000. At September 30, 2003, the Company obtained an independent valuation from a third party and management concluded that no additional adjustment for impairment was required. Management believes that there is no additional goodwill impairment as of December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Earnings (loss) per share - The Company follows Statement of Financial Accounting Standards, ("SFAS") No. 128, "Earnings per Share" ("EPS") for computing and presenting earnings(loss) per share, which requires, among other things, dual presentation of basic and diluted earnings (loss) per share on the face of the statement of operations. Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities, or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options to acquire 1,013,100 and 325,000 common shares for the quarters ended December 31, 2003 and December 31, 2002, respectively, have not been considered in the computation of dilutive earnings per share since their effect would be antidilutive.

STOCK BASED COMPENSATION

The Company accounts for its stock option plan under SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123". As permitted under SFAS No. 123, the Company continues to apply the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As required under SFAS No. 148, the following table presents pro forma net (loss) income and basic and diluted (loss) earnings per share as if the fair value-based method had been applied to all awards.

	For The Three Months Ended	
	December 31, 2003	December 31, 2002
Net (loss) income as reported	$ (306,000)	$ 3,000
Stock option compensation included in net (loss) income	-	57,000
Less: Total stock-based employee compensation expense determined under the fair value method, net of related tax effects	(3,000)	(99,000)
Pro Forma net loss	$ (309,000)	$ (39,000)
Net (loss) income per share:		
Basic and diluted (loss) income per share as reported	$ (0.01)	$ 0.00
Pro Forma basic and diluted loss per share	$ (0.01)	$ (0.00)

NOTE 4 - LEGAL PROCEEDINGS

In April 2003, Ruth Davis and Herman Davis (wife and husband) commenced a lawsuit in Nassau County Supreme Court against the Company's subsidiary, Classic Healthcare Solutions, Inc. ("Classic"). Plaintiff Mrs. Davis claims to have sustained injuries on September 15, 2002, from an alleged malfunction of the chair lift, which she acquired from Classic, and claims damages of $2,000,000. In addition, plaintiff Mr. Davis claims damages of $500,000 for loss of services.

The Company's insurance carrier is defending the lawsuit on behalf of the Company and management believes that there is sufficient insurance coverage under its insurance policy to satisfy any typical settlement of the claims. In addition, any product liability insurance carried by the manufacturer of the chair lift would most likely complement that of Classic. As the lawsuit is only in the discovery stage, management cannot predict the outcome of the case, however, management is of the opinion that any settlement in this matter would not have a material impact on the financial condition or operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 - ISSUANCE OF SECURITIES

During the three months ended December 31, 2002, the Company sold a total of $641,858 of convertible promissory notes (the "Notes") pursuant to a private placement (the "Private Placement") under Rule 506 of Regulation D of the Securities Act of 1933, as amended. The Notes were convertible into common stock at the rate of one share for every $1.00 of Notes at the Company's discretion and in November 2002 the Company elected to convert all such Notes into 641,858 shares of common stock. An additional 2,168 shares were issued as interest. The private placement terminated on February 28, 2003. As a result of the conversion price of $1.00 being less than the fair market value on the dates the notes were purchased, the Company recorded a non-cash debt discount and beneficial conversion feature charge of $666,000 in the quarter ended March 31, 2003.

NOTE 6 - NOTES PAYABLE

In February 2003, the Company borrowed $475,000 from three unrelated parties. The notes payable to two of the three unrelated parties included five-year options to acquire an aggregate of 187,500 shares of the Company's common stock at $1.00 per share. Using the Black Scholes method of option valuation, these options were valued at $56,000 which amount was recorded as debt discount and is being amortized over the 14-month life of the notes (also, see Note 8). The charge for the three months ended December 31, 2003 was $12,000; the balance of $14,000 has been reflected as a discount to notes payable, other.

Notes payable at December 31, 2003 are summarized as follows:

Notes payable, other, issued between July 1, 2002 and September 19, 2002 pursuant to working capital loans provided by certain persons bearing interest at 8% to 12% per annum payable March 15, 2004 through May 31, 2004. These notes are secured by certain assets of the Company.	$163,000
Notes payable, other, issued in February 2003 pursuant to working Capital loans provided by the three unrelated parties bearing interest at 5% per annum payable in April 2004. These notes are subject to certain acceleration provisions which require a prepayment in the event the Company completes an equity financing in excess of $500,000. (See Note 8)	475,000
Less discount:	(14,000)
	$461,000
	$624,000
Notes payable, officer, issued from May 2003 through December 2003 pursuant to working capital loans from the President of the Company bearing interest at 8% per annum and due in May 2004 through December 2004.	$654,000

Long Term:

Notes payable, asset acquisition, issued September 13, 2002 pursuant to the All Care Asset Acquisition Agreement as modified on April 16, 2003, bearing interest at 7% per annum and payable August 15, 2005.	$233,000
	========
Note payable, officer, issued in January 2003 through December 2003 pursuant to working capital loans from the President of the Company bearing interest at 8% and payable on October 16, 2005.	$ 50,000
	========

NOTE 7 - Income Taxes

As of December 31, 2003, the Company has net operating loss carryforwards of approximately $1,717,000 that will be available to offset future taxable income through the dates shown below:

September 30,	
2022	$ 220,000
2023	1,191,000
2024	306,000
	==========
	$ 1,717,000
	==========

Tax benefits from the utilization of net operating loss carryforwards will be recorded at such time and to such extent, they are assured beyond a reasonable doubt. As such, the resulting estimated deferred tax assets of approximately $1,100,000 as of December 31, 2003, have been offset by a corresponding valuation allowance.

NOTE 8 - SUBSEQUENT EVENTS

On February 3, 2004, the Company entered into an Amended and Restated Promissory Note for a total of $500,000 (the "Restated Note") with Stephen Garchik, Trustee ("Garchik") and simultaneously executed a related stock option agreement and a registration rights agreement in favor of Garchik. The Restated Note is comprised of $250,000 previously loaned to the Company in February 2003 and originally due in April 2004, and an additional $250,000, which was loaned to the Company on February 3, 2004.

The stock option agreement provides Garchik with ten-year options to acquire 500,000 shares of the Company's common stock at $0.25 per share and all such options vested upon grant and the registration rights agreement provides Garchik with certain piggyback registration rights in the event that the Company files a registration statement. The Restated Note bears interest at Prime, as published in the Wall Street Journal (4% as of March 1, 2004), plus one and principal and all accrued interest is due June 30, 2004. Stock option compensation in the amount of approximately $125,000 will be amortized over the five-month period ending June 30, 2004 relative to this transaction.

On February 1, 2004, the Company executed a sublease agreement covering 750 square feet of medical office space in Lake Success, New York. The annual rental is $33,000 and the lease terminates on February 29, 2012.
<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-QSB.

Statements contained in this report include "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "can," "will," "could," "should," "project," "expect," "plan," "predict," "believe," "estimate," "aim," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions.

Readers are urged to carefully review and consider the various disclosures made by us in this Quarterly Report on Form 10-QSB, our Annual Report on Form 10-KSB filed on February 18, 2004 and our other filings with the Securities and Exchange Commission. These reports and filings attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Form 10-QSB speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Results of Operations

The Three Months Ended December 31, 2003 Compared to the Three Months Ended December 31, 2002

For the three months ended December 31, 2003, sales decreased by $370,000, or 22%, to $1,315,000 as compared to $1,685,000 in the three months ended December 31, 2002. The decrease is primarily attributable to a lack of sufficient working capital to purchase the product needed to maintain historical volume levels.

Gross profit for the three months ended December 31, 2003 was 69%, a slight increase of 1% over the 68% recorded in the prior year comparable period. This was a result of the sales mix in both quarters being approximately the same.

Selling, general and administrative expenses totaled $1,159,000 for the three months ended December 31, 2003 compared to $1,204,000 for the three months ended December 31, 2002. The net decrease of $45,000 consists primarily of a reduction of stock option compensation by $57,000 as no stock option compensation was incurred during the three months ended December 31, 2003; a reduction in advertising and marketing expenses of $15,000; a reduction of $13,000 in certain stock transfer and filing fees and rent and related occupancy expense reductions of approximately $27,000. The three months ended December 31, 2003 included a charge of $22,000 for commitment fees and due diligence fees paid to two potential asset based lenders and also included a provision for bad debts of $125,000. There was no comparable expense for either of these items in the three months ended December 31, 2002. A billing and collection service was contracted with on October 1, 2003. Start up, service and collection fees of approximately $104,000 for the new service were somewhat offset by reductions of approximately $86,000 in payroll and related expenses and the full savings impact is expected to be recognized in the next two quarters and beyond. In addition, there was a net decrease of approximately $98,000 in all other expenses.

Interest expense was $20,000 for the three months ended December 31, 2003 as compared to $41,000 for the three months ended December 31, 2002. Interest expense incurred in the three months ended December 31, 2002 included $25,000 of amortization of deferred interest. The amount of interest payable in cash increased by $4,000 for the current year quarter due to higher average balances of outstanding debt.

Amortization of deferred debt discount of $12,000 for the three months ended December 31, 2003 represents the amount of amortization for the quarter of the $56,000 fair value of stock options granted to certain noteholders as explained in Note 6 to the consolidated financial statements. Such amount is being amortized over the 14-month life of the related notes through April 2004.

Liquidity and Capital Resources

The Company's primary needs for liquidity and capital resources are the funding of operating and administrative expenses related to the management of the Company and its subsidiaries. At December 31, 2003, the Company had a working capital deficiency of $1,169,000, an accumulated deficit of $8,257,000 and had incurred a loss for the quarter of $306,000.

At December 31, 2003, the register cash balance remained the same as it was at the beginning of the period, however, the book overdraft of $39,000 reflected at September 30, 2003 has been eliminated. The Company's cash of $2,000 and estimated funds that will be generated from operations are not sufficient to both support current levels of operations for the next twelve months, as well as to pay current liabilities when due. The Company, therefore, is attempting to raise capital in order to meet all of its obligations. The Company had also instituted various payroll and expense reductions during the last half of the fiscal year ended September 30, 2003 and has taken further cost saving measures during the quarter ended December 31, 2003 including contracting with a billing and collection service organization in lieu of continuing such activities in the corporate office. The expected savings from using the billing and collection service should begin to have a positive impact in the quarters ending March 31, 2004 and June 30, 2004.

The business plan and growth strategy are dependent on working capital. Management has been aggressively seeking to raise additional capital through accounts receivable financing and private sector loans, but have been unable to secure such financing, other than a loan from a private individual for $250,000 on February 3, 2004. In addition, during the quarter ended December 31, 2003, the President of the Company advanced a total of $277,000 for working capital. Currently, management is seeking to raise additional working capital from other private individuals and potential investor sources. If the Company is unable to secure financing of at least a combined total of $1,000,000, cash on hand and cash equivalents and funds from operations will not be sufficient to meet our working capital and capital expenditure needs for the next twelve months.

If the Company is successful in securing capital, but fails to achieve revenue growth assumptions, the Company will have to raise further equity or debt financing and/or curtail certain expenditures contained in the current operating plans. Management cannot assure that our sales efforts or expense reduction programs will be successful, or that any additional financing will be available to the Company, or, if available, that the terms will be satisfactory. If the Company is not successful in raising additional capital or unable to generate sufficient cash flows to meet obligations as they come due and can not renegotiate payment terms of debt coming due in April through June 2004, the Company's financial condition and results of operations will be materially and adversely affected and the Company may not be able to continue to operate as a going concern. If the Company is successful in raising additional capital but fails to increase its revenue or reduce expenses, the Company's financial condition and results of operations may be materially and adversely affected and the Company may not be able to continue as a going concern. The Company's financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or to amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

ITEM 3. CONTROLS AND PROCEDURES

An evaluation was performed, as of December 31, 2003, under the supervision and with the participation of our President, who is also the Chief Executive Officer, and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures Based on such evaluation, these persons have concluded that our disclosure controls and procedures were effective as of December 31, 2003. There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to December 31, 2003.

PART II

ITEM 1. LEGAL PROCEEDINGS

Please see Note 4 to the consolidated financial statements

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

Subsequent to quarter end, on February 3, 2004, the Company entered into an Amended and Restated Promissory Note for a total of $500,000 (the "Restated Note") with Stephen Garchik, Trustee ("Garchik") and simultaneously executed a related stock option agreement and a registration rights agreement in favor of Garchik. The Restated Note is comprised of $250,000 previously loaned to the Company in February 2003 and originally due in April 2004, and an additional $250,000, which was loaned to the Company on February 3, 2004.

The stock option agreement provides Garchik with ten-year options to acquire 500,000 shares of the Company's common stock at $0.25 per share and all such options vested upon grant and the registration rights agreement provides Garchik with certain piggyback registration rights in the event that the Company files a registration statement. The Restated Note bears interest at Prime, as published in the Wall Street Journal (4% as of March 1, 2004), plus one and principle and all accrued interest is due June 30, 2004. (See Note 8 to the consolidated financial statements)

The issuances of the Note and the stock option agreement were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as amended.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5. OTHER INFORMATION

None

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(A) EXHIBITS

Exhibit 10.8	Sublease for premises by and between the Company as tenant and ProHealth Corp. as landlord
31.1	Certification of the Chief Executive Officer required by rule 13a-14(a) or rule 15d-14(a)
31.2	Certification of the Chief Financial Officer required by rule 13a-14(a) or rule 15d-14(a)
32.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 206 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 206 of the Sarbanes-Oxley Act of 2002

(B) REPORTS ON FORM 8-K

NONE

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CRITICAL HOME CARE, INC.
March 8, 2004

By:	/s/ David S. Bensol	/s/ Eric S. Yonenson
	David S. Bensol Chief Executive Officer	Eric S. Yonenson Chief Financial Officer

EXHIBIT 31.1

I, David S. Bensol, certify that:

1. I have reviewed this periodic report on Form 10-QSB of Critical Home Care, Inc. for the Quarter ended December 31, 2003;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))* for the small business issuer and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) *

    (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuers internal control over financial reporting.

Date: March 8, 2004

/ s / David S. Bensol

David S. Bensol
Chief Executive Officer

*Indicates material omitted in accordance with SEC Release Nos. 33-8238 and 34-47986.

EXHIBIT 31.2

I, Eric S. Yonenson, certify that:

1. I have reviewed this periodic report on Form 10-QSB of Critical Home Care, Inc. for the Quarter ended December 31, 2003;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))* for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) *

   (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuers internal control over financial reporting.

Date: March 8, 2004

/ s/ Eric S. Yonenson

Eric S. Yonenson
Chief Financial Officer

*Indicates material omitted in accordance with SEC Release Nos. 33-8238 and 34-47986.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, David S. Bensol, Chief Executive Officer of Critical Home Care, Inc.(the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Periodic Report on Form 10-QSB of the Company for the period ended December 31, 2003, which this certification accompanies (the "Periodic Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

(b) the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 8, 2004

/s/ David S. Bensol

David S. Bensol
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Critical Home Care, Inc., and will be retained by Critical Home Care, Inc and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Eric S. Yonenson, Chief Financial Officer of Critical Home Care, Inc. (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(c) the Periodic Report on Form 10-QSB of the Company for the period ended December 31, 2003, which this certification accompanies (the "Periodic Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

(d) the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 8, 2004

/s/ Eric S. Yonenson

Eric S. Yonenson
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Critical Home Care, Inc., and will be retained by Critical Home Care, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CRITICAL HOME CARE, INC.
762 Summa Avenue
Westbury, New York 11590

Notice of Annual Meeting of Stockholders
May 4, 2004

To the Stockholders of
Critical Home Care, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Annual Meeting") of Stockholders of Critical Home Care, Inc. (the "Company") will be held at the offices of Snow Becker Krauss P.C., 605 Third Avenue, 25th Floor, New York, NY 10158, on Tuesday, May 4, 2004, commencing at 10:00 a.m. (local time), or at any adjournment thereof, for the following purposes:

1. To elect four persons to the Board of Directors of the Company, each to serve until the next annual meeting of stockholders of the Company or until such person shall resign, be removed or otherwise leave office;

2. To consider and act upon a proposal to amend the Company's Articles of Incorporation to amend the par value and increase the number of authorized shares of the Company's common stock to 150,000,000, $.001 par value per share from 100,000,000, $.25 par value per share;

3. To consider and act upon a proposal to amend the Company's Articles of Incorporation to authorize the issuance of serial preferred stock, consisting of 5,000,000 shares, with authority vested in the Board of Directors of the Company to prescribe the classes, series and number of each class or series of the preferred stock of the Company and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of the preferred stock of the Corporation;

4. To consider and act upon a proposal to amend the Company's Articles of Incorporation to eliminate preemptive rights;

5. To consider and act upon a proposal to ratify the selection of Marcum & Kliegman LLP as the independent certified public accountants of the Company for the current fiscal year; and

6. To consider and act upon any other proposal as may properly come before the Annual Meeting or any adjournment thereof.

The foregoing matters are more fully described in the Proxy Statement accompanying this Notice to which your attention is directed.

Only stockholders of record on the books of the Company at the close of business on March 29, 2004, will be entitled to vote at the Annual Meeting or at any adjournment thereof. You are requested to sign, date and return the enclosed proxy card at your earliest convenience in order that your shares may be voted for you as specified.

By Order of the Board of Directors,

Bradley Smith, Secretary

March 31, 2004
Westbury, New York

[THIS PAGE INTENTIONALLY LEFT BLANK]

CRITICAL HOME CARE, INC.
762 Summa Avenue
Westbury, New York 11590

Proxy Statement

Annual Meeting Of Stockholders
May 4, 2004

The 2004 Annual Meeting of Stockholders of Critical Home Care, Inc., a Nevada corporation, will be held on Tuesday, May 4, 2004, at the offices of Snow Becker Krauss P.C., 605 Third Avenue, 25th Floor, New York, NY 10158, commencing at 10:00 a.m., local time, and any adjournments and postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. **This proxy statement is being furnished in connection with the solicitation of proxies by and on behalf of our board of directors for use at the annual meeting, and at any adjournments and postponements of the annual meeting.** We will bear the entire costs of such solicitation. The approximate date on which this proxy statement and the enclosed proxy card are being first mailed to our stockholders is March 31, 2004.

If the proxy card in the accompanying form is duly executed and returned, the shares represented by such proxy card will be voted as specified, subject to any applicable voting or irrevocable proxy agreements. Any person executing a proxy card may revoke it prior to its use. You are directed to the section entitled "Procedure for Voting by Proxy" for further information concerning a stockholder's ability to vote by proxy and to revoke a proxy once given.

Throughout this proxy statement, the terms "we," "us," "our" and "our company" refers to Critical Home Care, Inc. and, unless the context indicates otherwise, our subsidiaries on a consolidated basis; and "you" and "your" refers to the stockholders of our company.

Record Date

We have established March 29, 2004 as the record date for the annual meeting. Only holders of record of our voting securities at the close of business on such date will be eligible to vote at the annual meeting. Our common stock currently is the only class of our securities entitled to be voted at the annual meeting. A list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder, for any purpose relating to the annual meeting, at our executive offices during ordinary business hours for the ten days immediately prior to the annual meeting. This list also will be available for examination during the annual meeting.

Proposals to be Considered at the Meeting

You will be asked to consider and vote at the annual meeting on the matters listed in the accompanying Notice of Annual Meeting of Stockholders and described in this proxy statement.

We do not expect that any other matter will be brought before the annual meeting. If, however, other matters are properly presented, the individuals named on your proxy card will vote on these other matters in accordance with their judgment and to the extent permitted by applicable law.

Vote Required to Approve the Proposals

Holders of our common stock are entitled to one vote per share on each of the proposals scheduled for vote at the annual meeting. We had issued and outstanding 24,393,351shares of our common stock as of the record date. Accordingly, there are 24,393,351votes eligible to be cast at the annual meeting.

The election of directors (proposal number 1) is by a plurality of votes cast. Authorization for the amendments to our articles of incorporation (proposal numbers 2, 3 and 4) each require the affirmative vote of holders of a majority of our outstanding voting securities. Approval of the ratification of independent certified public accountants requires the affirmative vote of a majority of the votes actually cast on such matter.

Abstentions will not be included in the vote totals and, in instances where brokers are prohibited from exercising discretionary authority for beneficial owners who have not returned a proxy card to the brokers, so called "broker non-votes," those votes will not be included in the vote totals for purposes of determining whether proposals have received the requisite number of affirmative votes cast. Therefore, the effect of abstentions and broker non-votes is the same as that of a vote "against" the amendments to our articles of incorporation (proposals 2, 3 and 4), while abstentions and broker non-votes will have no effect on the vote on all other proposals scheduled for vote at the annual meeting. Abstentions, however, will be counted in the determination of whether a quorum exists for the purposes of transacting business at the annual meeting.

Our directors, director-nominees and executive officers own, or are affiliates of owners, as trustees of trusts or as an equity owner in a professional corporation of, approximately 29% of the voting power entitled to be cast at the annual meeting. We anticipate that these directors and executive officers will cast all of their votes in favor of each of the proposals being considered at the annual meeting.

Quorum

We must have a quorum in order to carry on business at the annual meeting. Under our bylaws, as amended through the record date, we must have present, in person or by proxy, holders of at least 51% of the entire issued and outstanding capital stock in order for a quorum to exist. Accordingly, we must have present, in person or by proxy, holders owning of record at least 12,196,676 shares of our common stock in order for any business to be conducted at the annual meeting. Abstentions and broker non-votes will count for quorum purposes.

Procedure for Voting by Proxy

A form of proxy card is enclosed for your use. To vote without attending the annual meeting in person, you should complete, sign, date and return the proxy card in the accompanying envelope, which is postage-paid if mailed in the United States.

If you properly fill in your proxy in the accompanying form and send it to us in time to be voted, your shares will be voted as you have directed on the proxy. If you sign the proxy, but do not make specific choices, the individuals named on your proxy will vote your shares FOR approval of each of the proposals scheduled for vote at the annual meeting.

You can still vote in person at the annual meeting, even if you have completed and returned a proxy. You may revoke your proxy at any time before it is voted by:

- submitting a new proxy with a later date;
- by voting in person at the annual meeting; or
- by filing with our corporate secretary a written revocation of the proxy.

Attendance at the annual meeting will not of itself constitute revocation of a proxy. You must note your appearance with the inspector(s) of election, tell the inspector(s) that you previously granted a proxy with respect to the annual meeting, which you are revoking and request a ballot in order to personally vote at the annual meeting.

If you hold shares through a broker, you should contact your broker to determine the procedures through which you can vote your shares in person.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Our common stock is the only class of our voting securities presently outstanding.

The following table sets forth information with respect to the beneficial ownership of shares of our common stock as of the date of this proxy statement by:

- each person known by us to beneficially own 5% or more of the outstanding shares of such class of stock, based on filings with the Securities and Exchange Commission and certain other information,
- each of our "named executive officers" and directors, and
- all of our executive officers and directors as a group.

The term "named executive officers" is defined in the SEC rules as those executive officers who are required to be listed in the Summary Compensation Table provided in the discussion in this proxy statement concerning proposal number 1.

Except as otherwise indicated in the notes to the following table,

- we believe that all shares are beneficially owned, and investment and voting power is held by, the persons named as owners, and
- the address for each beneficial owner listed in the table, except where otherwise noted, is Critical Home Care, Inc., 762 Summa Avenue, Westbury, New York 11590.

Name and Address of Stockholder	Amount and Nature of Beneficial Ownership (1)	Percentage of Outstanding Shares
David Bensol	6,111,768 (2)	24.95%
Bradley Smith	1,092,641 (3)	4.47
Eric S. Yonenson	94,444 (4)	0.39
Mitchell Cooper	50,000 (5)	0.20
Barbara Levine	100,000 (6)	0.41
Delbert Spurlock, Jr.	100,000 (6)	0.41
Harbor View Fund, Inc (7).	2,109,448	8.65
Allied International Fund, Inc. (8).	1,812,774	7.43
Rubin Family Irrevocable Stock Trust (9)	2,783,065	11.41
Luigi Piccione (10)	1,750,000	7.17
All executive officers, directors and director-nominees as a group (six persons)	7,548,853	30.30%

(1) Calculated based on 24,393,351 shares issued and outstanding as of March 29, 2004. Includes shares currently outstanding and, as to each person named, those shares which are not outstanding but which such person has the right to acquire within 60 days.
(2) Includes 100,000 shares of common stock issuable upon exercise of presently exercisable stock options.
(3) Includes 75,000 shares of common stock issuable upon exercise of presently exercisable stock options.
(4) Includes currently exercisable options to acquire 94,444 shares at December 31, 2003.
(5) Includes 50,000 shares upon exercise of presently exercisable options.
(6) Includes currently exercisable options to acquire 100,000 shares at September 30, 2003. But does not include the 50,000 shares issuable upon exercise of options to be granted on each of the next three respective anniversary dates of their joining the Board on September 26 of 2004, 2005 and 2006.
(7) The address of this entity is c/o Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.
(8) The address for this entity is 488 Madison Avenue, New York, New York 10022.
(9) The address for this entity is 18 Pine Tree Drive, Great Neck, New York 11024.
(10) The address for this person is 15 Percy Williams Drive, East Islip, New York 11730.

PROPOSAL NUMBER 1
ELECTION OF DIRECTORS

Four individuals are to be elected as directors of our company at the annual meeting, each to hold office until the next annual meeting of shareholders, unless he or she shall resign, become disqualified, disabled or shall otherwise be removed from office. Delbert Spurlock, Jr., a current member of our board of directors, has informed us that he will not stand for reelection to the board for personal reasons. Our board of directors has nominated each of the following persons for election as directors at the annual meeting:

David Bensol	Bradley Smith
Mitchell Cooper	Barbara Levine

Shares represented by executed proxy cards in the form enclosed will be voted, if authority to do so is not withheld, for the election as directors of each of the above-stated nominees, unless such nominee shall be unavailable, in which case such shares will be voted for the substitute nominee designated by our board of directors. Our board of directors has no reason to believe that any of these nominees will be unavailable or, if elected, will decline to serve. Only a plurality of votes cast are necessary for the election of the directors.

Information Concerning Director-Nominees and Executive Officers

Set forth below is a brief description of the background of each of the director-nominees, based on information provided to us by them.

Name	Age	Principal Positions and Offices with our Company
David Bensol	48	Chief Executive Officer, President and Chairman of the Board of Directors
Bradley Smith	52	Executive Vice President, Secretary and a Director
Mitchell Cooper	49	Director
Barbara Levine	53	Director

Set forth below is a brief description of the background of each of our executive officers and directors-nominees, based on information provided to us by them.

David Bensol has served as our Chief Executive Officer, President and Chairman of our Board of Directors since September 26, 2002, after working in the healthcare industry for over 25 years. He has served as the Chief Executive Officer and a director of our subsidiary, Classic Healthcare, since its formation in October 2000. From 1978 until March 1998, Mr. Bensol was the President, Chief Executive Officer and sole owner of Newbridge Surgical Supplies, Inc., a medical supplier for home medical equipment, acute care pharmacies and specialty support surface providers throughout the five boroughs of New York City and the suburban counties of Nassau and Suffolk. In March 1998, Newbridge Surgical was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market for the New York City metropolitan area. Upon Newbridge Surgical's acquisition by Home Care, Mr. Bensol became Home Care's executive vice president, a position he retained through January 2000. While at Home Care, he supervised Home Care's acquisition and subsequent consolidation of two other medical suppliers to the home medical equipment market for the New York City metropolitan area. From February 2000 to March 2001, Mr. Bensol served as the chief operating officer of American Prescription Providers, Inc., a New York based mail order pharmacy.

Bradley Smith has served as our Executive Vice President, Secretary and a director since September 26, 2002. He has over 25 years of experience in the home medical equipment industry. He has served as Vice President - Director of Clinical Services and a director of our subsidiary, Classic Healthcare, since he co-founded the company with David Bensol in October 2000. From 1980 to 1995, Mr. Smith was the President and sole owner of Levittown Surgical Supply, Inc., a medical supplier to the home medical equipment market for Nassau and Suffolk Counties. In

February 1995, Levittown Surgical was acquired by Newbridge Surgical Supplies, Inc., a medical supplier to the home medical equipment market for the five boroughs of New York City and the suburban counties of Nassau and Suffolk. In March 1998, Newbridge Surgical was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market for the New York City metropolitan area. Mr. Smith directed the orthotics and prosthetic programs at both Newbridge Surgical and Home Care Supply through August 2000.

Mitchell Cooper became a director of the Company on September 26, 2002. Mr. Cooper has been a partner in the Mineola law firm of Spizz & Cooper, LLP, since 1983 where he specializes in tax matters. Mr. Cooper is a certified public accountant and holds a Master of Laws in Taxation from New York University School of Law. He is also a Special Professor of Law at Hofstra University Law School and an Adjunct Professor of Law at Touro Law School, where he teaches Finance and Accounting for Lawyers, Corporate Taxation, Advanced Corporate Taxation, Estate and Gift Taxation and Estate Planning.

Barbara Levine, Ph.D. became a director of the Company on September 27, 2002. She is the Co-Director of the Human Nutrition Program at The Rockefeller University and the Director of Nutrition Information Center at The New York Hospital-Weill Medical College of Cornell University. Dr. Levine holds numerous professional memberships and is actively involved with local and national committees related to diet, nutrition and health issues.

Committees of our Board of Directors

Our board of directors has one standing committee -- an audit committee. We do not currently have a nominating or compensation committee.

Our audit committee currently is composed of Mitchell Cooper, Barbara Levine and Delbert Spurlock, Jr. (who is not standing for reelection), with Mr. Cooper serving as its chairman. We believe that each of these committee members is "independent," as such term is used in Item 7(d)(3)(iv)of Schedule 14A under the Exchange Act. The audit committee is primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

- selecting and retaining the independent auditors, as well as ascertaining the auditors' independence;
- reviewing the scope of the audits to be conducted, as well as the results of their audits;
- approving non-audit services provided to our company by the independent auditors;
- reviewing the organization and scope of our internal system of audit, financial and disclosure controls;
- appraising our financial reporting activities, including our Annual Report on Form 10-KSB, and the accounting standards and principles followed; and
- conducting other reviews relating to compliance by employees with our internal policies and applicable laws.

Audit Committee Charter

Our board of directors adopted a charter for its audit committee in October 2002. A copy of the charter is attached hereto as Appendix A to this Proxy Statement.

Audit Committee Report

Review with Management

The Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the fiscal year ended September 30, 2003.

Review and Discussions with Independent Public Accountants

The Audit Committee has discussed with Marcum & Kliegman LLP, the Company's independent accountants, the matters required to be discussed by SAS 61.

Receipt, Review and Discussions of Disclosures and Letter from the Independent Public Accountants

The Committee has received all written disclosures and the letter of the independent accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants their independence.

Recommendation of the Audit Committee

Based on the review and discussions referred to in this Audit Committee Report, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited financial statements as of and for the fiscal year ended September 30, 2003 be included in the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003 for filing with the Securities and Exchange Commission.

Respectfully submitted,
The Audit Committee of the Board of Directors of Critical Home Care, Inc.
Mitchell Cooper, Chairman
Barbara Levine, Member
Delbert Spurlock, Jr., Member

Meetings of the Board of Directors and its Committees

Our board of directors held one formal meeting and took action by written consent in lieu of a meeting on sixteen occasions during our fiscal year ended September 30, 2003. Each member of our board of directors attended, in person or telephonically, the one formal meeting of our board held during our 2003 fiscal year.

Our Audit Committee held one formal meeting and took action by written consent in lieu of a meeting on two occasions during our fiscal year ended September 30, 2003. Each committee member attended, in person or telephonically, the one meeting held by the Audit Committee during our 2003 fiscal year with the exception of Mr. Cooper who did not attend the one meeting.

Director Compensation

Our directors who are officers or employees of the Company are not compensated for service on our Board of Directors or any committee thereof. Our directors who are not officers or employees have each been granted non-qualified stock options and receive $1,000 for attendance at each board meeting and $500 for each telephonic board meeting. These directors are also entitled to nominal compensation to cover travel costs.

Executive Officers

The following person serves as an executive officer of our Company:

Eric S. Yonenson, 55, has served as our Chief Financial Officer since March 10, 2003. From June 1994 through October 1998 Mr. Yonenson was the Chief Financial Officer of Newbridge Surgical Supplies, Inc., which was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market. From November 1998 through August 2000, Mr. Yonenson was a supervisor with Margolin Winer & Evens LLP, a certified public accounting firm. From September 2000 until March 2003 was the controller of Jac.Vandenberg, Inc. a national fruit distributor. Mr. Yonenson is a certified public accountant, and is a member of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 and amendments to these forms furnished to us, together with written representations received by us from applicable parties that no Form 5 was required to be filed by such parties, all parties subject to the reporting requirements of Section 16(a) of the Exchange Act filed all such required reports during and with respect to our 2003 fiscal year except David Bensol, Barbara Levine and Delbert Spurlock each filed one late Form 4.

Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to us during the fiscal years ended September 30, 2003, 2002 and 2001, all compensation earned by each person who served as our chief executive officer during our 2003 fiscal year and such other persons who were serving as executive officers at the end of our 2003 fiscal year and whose total annual salary and bonus earned during our 2003 fiscal year exceeded $100,000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position(s)	Fiscal Year	Salary	Bonus	Restricted Stock Awards	Securities Underlying Options
David Bensol, President,	2003	$ 113,654 (1)	$ --	--	--
Chief Executive Officer and	2002	* 59,135	--	--	100,000 (1)
Chairman of the Board	2001	--	--	--	--
Bradley Smith, Executive Vice	2003	$ 125,000	$ --	--	--
President, Secretary and a	2002	* 59,135	--	--	75,000 (2)
Director	2001	--	--	--	--
Eric S. Yonenson, Chief Financial	2003	$ 65,019 (3)	$ --	--	250,000 (4)
Officer	2002	--	--	--	--
	2001	--	--	--	--

* Amount paid for the nine months ended September 30, 2002.

(1) Pursuant to Mr. Bensol's Employment Agreement, he received options to purchase 100,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Bensol remains an employee of the Company. Additionally Mr. Bensol voluntarily amended his employment contract during the year to reduce his annual compensation, by $36,000, during the period January 1, 2003 through June 30, 2003.

(2) Pursuant to Mr. Smith's Employment Agreement, he received options to purchase 75,000 shares which vested quarterly, commencing on December 31, 2002, and are exercisable for a five year period following the date of grant provided Mr. Smith remains an employee of the Company.

(3) Mr. Yonenson commenced his employment with the Company on March 10, 2003, at an annual salary of $115,000 per year.

(4) Pursuant to Mr. Yonenson's Employment Agreement, he received options to purchase 250,000 shares which 50,000 shares vested upon grant, and the balance vests ratably on a monthly basis as of the last day of the month for each of the first 36 months following the date of grant as long as Mr. Yonenson remains an employee of the Company.

Option Grants in Last Fiscal Year

The following table contains information concerning the grant of stock options to each of the named executive officers listed in the Summary Compensation Table Contained in the "Executive Compensation" subsection of this Proxy Statement during our fiscal year ended September 30, 2003.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date
David Bensol	None	--	--	--
Bradley Smith	None	--	--	--
Eric Yonenson	250,000	62%	$0.17	March 17, 2008

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

None of the named executive officers listed in the Summary Compensation Table contained in the "Executive Compensation" subsection of this Proxy Statement exercised any of their options during our fiscal year ended September 30, 2003.

The following table sets forth:

- the total number of unexercised options held, as of September 30, 2003, by each of the named executive officers listed in the Summary Compensation Table contained in the "Executive Compensation" subsection of this Proxy Statement, separately identified between those exercisable and those not exercisable, and
- the aggregate value of in-the-money, unexercised options held, as of September 30, 2003, by each of the named executive officers, separately identified between those exercisable and those not exercisable.

	Number of Unexercised Options as of September 30, 2003		Value of Unexercised In-the-Money Options as of September 30, 2003	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David Bensol	100,000	0	$ 0	$ 0
Bradley Smith	75,000	0	$ 0	$ 0
Eric Yonenson	83,333	166,667	$ 2,500	$ 5,000

Employment Agreements

Employment Agreement with David Bensol

On September 26, 2002, we entered into an employment agreement with David Bensol, whereby Mr. Bensol agreed to serve as our Chief Executive Officer, President and Chairman of our Board of Directors for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Bensol in advance in writing. The agreement provides Mr. Bensol with an annual salary of $150,000, with an increase of 10% if our net income for four quarters ending on the most recent December 31st is greater than our net income for the four quarters ended on the preceding December 31st. Other than in the year ending December 31, 2002, Mr. Bensol shall be entitled to an annual bonus as is determined by our Board of Directors. Mr. Bensol's compensation also includes options to purchase 100,000 shares of common stock of the company, which vested quarterly commencing on December 31, 2002 and are exercisable at $1.00 per share for a five year period following the date of the grant. Mr. Bensol is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Bensol also receives four weeks paid vacation time. The agreement also contains a non-competition provision for 24 months subsequent to any termination of his employment. Additionally Mr. Bensol voluntarily amended his employment contract to reduce his annual compensation, by $ 36,000, during the period January 1, 2003 through June 30, 2003.

Employment Agreement with Bradley Smith

On September 26, 2002, we entered into an employment agreement with Bradley Smith, whereby Mr. Smith agreed to serve as our Executive Vice President, Secretary and a director for a term of three years. The agreement shall be automatically extended for successive one year periods unless we notify Mr. Smith in advance in writing. The agreement provides Mr. Smith with an annual salary of $125,000, with an increase of 7% if our net income for four quarters ending on the most recent December 31st is greater than our net income for the four quarters ended on the preceding December 31st. Other than in the year ended December 31, 2002, Mr. Smith shall be entitled to an annual bonus as is determined by our Board of Directors. Mr. Smith's compensation also includes options to purchase 75,000 shares of common stock of the company, which vested quarterly commencing on December 31, 2002 and are exercisable at $1.00 per share for a five-year period following the date of the grant. Mr. Smith is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Smith also receives four weeks paid vacation time. The agreement contains a non-competition provision for 24 months subsequent to any termination of his employment.

Employment Agreement with Eric Yonenson

On March 10, 2003, the Company entered into an employment agreement with Eric S. Yonenson, whereby Mr. Yonenson agreed to serve as our Chief Financial Officer for a term of three years. The agreement provides Mr. Yonenson with an annual salary of $115,000, certain performance based increases and an annual bonus as determined by our Board of Directors. Mr. Yonenson's compensation also includes options to purchase 250,000 shares of common stock of the Company, 50,000 of which vested immediately and the balance vest ratably on a monthly basis for the 36 months following the date of the grant. These options are exercisable at a $0.17 per share for a five-year period following the date of the grant. Mr. Yonenson is entitled to participate in any pension, profit sharing, group insurance, option plan, hospitalization and group health and benefit plans that we make available to senior executives. Mr. Yonenson also receives four weeks paid vacation time.

Stock Plans

We have adopted the following stock plan: 2002 Employee Stock Incentive Plan

Employees, salaried officers and other key persons employed or retained by our Company or our subsidiaries are eligible to participate in our stock plan. Directors who are not salaried officers or employees of our Company or our subsidiaries are not eligible to participate in the plan. The plan is administered by our board of directors or a committee composed of at least two non-employee directors.

Options granted under the plans may be incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended), or non-qualified stock options. Non-qualified stock options may be granted in tandem with stock appreciation rights. The exercise price of options may not be less than 100% of the fair market value of the common stock as of the date of grant, except that the exercise price of ISOs granted to an employee who owns more than ten percent of the outstanding common stock may not be less than 110% of the fair market value as of the date of grant. Options may not be exercised more than ten years after the date of grant, or five years in the case of ISOs granted to an employee who owns more than 10% of the outstanding shares of our common stock. An option may be exercised by tendering payment of the purchase price to us or, at the discretion of the administrator of the plans, by delivery of shares of our common stock having a fair market value equal to the exercise price. The number of shares that may be acquired upon exercise of an option and the exercise price of an option are subject to adjustment in the event of a merger, recapitalization, stock split or stock dividend.

The following table sets forth, as of September 30, 2003:

- the number of shares of our common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by our stockholders and those granted under plans, including individual compensation contracts, not approved by our stockholders (column A),

- the weighted average exercise price of such options, warrants and rights, also as separately identified (column B), and
- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column C).

Equity Compensation Plan Information

	Column A Number of shares to be issued upon exercise of outstanding options, warrants and rights	Column B Weighted average exercise price of outstanding options warrants and rights	Column C Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column A)
Equity incentive plans approved by stockholders	None		
Equity incentive plans not approved by stockholders	1,013,100	$0.68	986,900
Totals	1,013,100	$0.68	986,900

Certain Relationships and Related Transactions

The employment agreements we entered into with each of David Bensol, Bradley Smith and Eric Yonenson are discussed in the "Employment Agreements" subsection set forth previously in this Proxy Statement.

On September 26, 2002, in connection with his joining our board of directors, Mitchell Cooper was granted a five-year non-qualified stock option to purchase 50,000 shares of common stock exercisable at $1.50 per share vested immediately.

On September 26, 2002, in connection with their joining our board of directors, Dr. Barbara Levine and Delbert Spurlock, Jr. were each granted five-year non-qualified stock options to purchase 50,000 shares of common stock at an exercise price of $1.50 per share, all of which options vested immediately. In addition, Dr. Levine and Mr. Spurlock were each awarded future grants of options to purchase up to 200,000 shares of common stock based upon their continued service to the Company. These options would be granted in 50,000 share increments on each of the first four anniversary dates of their joining the board of directors exercisable at the fair market value on the respective dates of grant on the anniversary dates. Accordingly, on September 26, 2003, Dr. Levine and Mr. Spurlock were each granted options to purchase 50,000 shares of common stock at $0.23 per share, the fair market value on the date of grant, all of which vested upon grant and are exercisable for five years. In the event of a buyout of our company, their remaining future options shall be granted and will vest immediately.

Recommendation of Our Board of Directors

Our board of directors recommends that stockholders vote FOR the election as directors of each of the board's nominees as listed above.

PROPOSAL NUMBER 2
AMENDMENT TO OUR ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES AND CHANGE THE PAR VALUE OF OUR COMMON STOCK

Our articles of incorporation currently provides that the number of shares of common stock which we are authorized to issue is 100,000,000, par value $.25 per share. Our board of directors has determined that it is advisable to amend our articles of incorporation to increase the number of authorized shares of our common stock to 150,000,000, and to decrease the par value to $.001 per share. A copy of the Amended and Restated Articles of Incorporation is attached hereto as Appendix B to this Proxy Statement.

If proposal number 2 is approved by you, the additional shares of our common stock so authorized, as well as shares of our common stock currently authorized but not issued or outstanding, may be issued from time to time upon authorization of our board of directors, without further approval by our stockholders, unless otherwise required by applicable law, and for such consideration as our board may determine and as may be permitted by applicable law. Our board believes the increase in the authorized shares of our common stock is necessary to provide us with the flexibility to act in the future with respect to financing programs, acquisitions, forward stock splits and other corporate purposes without the delay and expense associated with obtaining special stockholder approval each time an opportunity requiring the issuance of shares of our common stock may arise. Such a delay might deny us the flexibility that our board views as important in facilitating the effective use of the securities of our company.

The following table illustrates the effect of the increase in the number of authorized shares of our common stock.

	Before the Amendment	After the Amendment
Authorized	100,000,000	150,000,000
Outstanding	24,393,026	24,393,026
Reserved	2,687,500	2,687,500
Available for future issuance	72,919,474	122,919,474

We currently have approximately 73 million shares available for future issuance prior to the proposed amendment. However, the market price for our Common Stock was only approximately $.49 per share on March 19, 2004. Therefore, the market capitalization of all 72,919,474 million shares available for issuance is approximately $35,731,000. While there can be no assurance we will be able to complete the transaction described in the following paragraph, if we were able to do so as described below there would not be enough shares available for future issuance on a fully diluted basis after the completion of such transaction.

The Company has signed a non-binding letter of intent with certain unaffiliated persons to acquire their company which has an agreement to purchase all of the capital stock of a national provider of staffing and home care services ("Target"). The Target represents that it currently has offices in 22 states and revenues in excess of $80 million. The Company would also acquire a mail service pharmacy as part of this transaction. The Company will enter into employment contracts with senior level executives having many years of experience in the healthcare industry. Our letter of intent for this potential acquisition is contingent upon our arranging adequate financing, completion of due diligence, obtaining a fairness opinion, audited financial statements of Target, execution of a definitive merger agreement, execution of employment agreements for senior management of Target and approval of our respective Boards of Directors. The purchase price for Target is 20 million shares of our Common Stock, plus warrants to purchase on a cashless basis two million shares of our Common Stock for seven (7) years from the date of grant at an exercise price of $0.25 per share. Fifty (50%) of the Purchase Price will be held in escrow and released only upon the Company meeting certain EBITDA (earnings before interest, taxes, depreciation and amortization) during each of the two 12 month periods ending March 31, 2006 and March 31, 2007. Nevertheless, 20% (two million) of the escrowed shares will be released if our Common Stock price remains at least $1.00 per share for 30 consecutive trading days or the average closing price for any 45 consecutive days is $1.00 per share even if the EBITDA thresholds are not met. Senior Management of the Company will also be entitled to a bonus compensation program of up to 8 million warrants exercisable at $0.25 per share if certain EBITDA milestones are met in the period ending March 31, 2008. The Company paid the sellers a potentially refundable fee of $300,000 in consideration for their agreement not to solicit or engage in negotiations with anyone else through May 15, 2004 for the sale of Target. The proposed financing is for up to $11 million of our shares of Common Stock at $.25 per share, or 44 million shares plus 10% warrant coverage. In the event that we enter into any definitive agreements concerning this or any other material transaction prior to the Meeting, we will supplement these proxy materials and/or adjourn the Meeting.

The increase in authorized shares is not being proposed as a means of preventing or dissuading a change in control or takeover of our company. However, use of these shares for such a purpose is possible. Shares of our authorized but unissued common stock, as well as shares of our authorized but unissued serial preferred stock, if authorized by the approval of proposal number 3 below, for example, could be issued in an effort to dilute the stock ownership and voting power of persons seeking to obtain control of our company or could be issued to purchasers who would support our board of directors in opposing a takeover proposal. In addition, the increase in authorized shares, if approved, may have the effect of discouraging a challenge for control or making it less likely that such a challenge, if attempted, would be successful.

The proposed amendment would also change the par value of the authorized shares of common stock. The reduction in the par value of the common stock will help the Company to ensure that all issued and outstanding shares of common stock are designated as fully-paid and non-assessable, since for accounting purposes the required consideration for such designation will be reduced from $.25 to $.001. We believe that the proposed decrease in par value is desirable to provide us with flexibility in managing corporate funds. The adoption of the proposal will substantially decrease our required stated capital which must be added to our liabilities in determining any surplus available for dividends, distributions and other corporate purposes. The amendment, if adopted, will not change or affect the number of shares held by any stockholder. The change in par value will cause technical changes in the balance sheet as to the amounts shown as "stated value" and "capital surplus." In addition, certain states base the amount of franchise taxes and filing fees payable by a corporation on the par value of its authorized shares. Nevada recently adopted such a provision. The decrease in par value will decrease our franchise tax payments and our filing fees within the State of Nevada.

Other than the changes described in this proposal 2 and those set forth in proposals 3 and 4, the additional shares of our common stock for which authorization is sought will have the same voting rights, the same rights to dividends and distributions and will be identical in all other respects to the shares of our common stock now authorized. Adoption of the proposed amendment to our articles of incorporation would not affect the rights of the holders of currently outstanding shares of our common stock.

The authorization of additional shares of our common stock pursuant to this proposal will have no dilutive effect upon the proportionate voting power of our present stockholders. However, to the extent that shares are subsequently issued to persons other than our current stockholders and/or in proportions other than the proportion that presently exists, such issuance could have a substantial dilutive effect on our current stockholders.

As of the record date for the annual meeting, we had 24,393,351 shares of our common stock outstanding and 2,687,500 shares of our common stock reserved for issuance pursuant to various outstanding options and warrants to purchase our common stock.

Interest of Our Management in the Proposal

None of our directors nor executive officers has any financial or other personal interest in the amendment to our articles of incorporation pursuant to this proposal.

Vote Required

The affirmative vote of the holders of a majority of the shares of our common stock issued and outstanding on the record date for the annual meeting will be required to approve this amendment to our articles of incorporation.

Recommendation of Our Board of Directors

Our Board of Directors recommends a vote FOR approval of this amendment to our articles of incorporation.

PROPOSAL NUMBER 3
AMENDMENT TO OUR ARTICLES OF INCORPORATION TO AUTHORIZE A CLASS OF "BLANK CHECK" PREFERRED STOCK CONSISTING OF 5,000,000 AUTHORIZED SHARES

Our articles of incorporation currently provides that we are authorized to issue 5,000,000 shares of preferred stock, $.25 par value. Our board of directors has determined that it is advisable to amend our articles of incorporation to authorize us to issue up to 5,000,000 shares of preferred stock, in one or more series with each series having such rights and preferences as our board may determine when authorizing such series. This type of class of securities is commonly referred to as "blank check" serial preferred stock. A copy of the Amended and Restated Articles of Incorporation is attached hereto as Appendix B to this Proxy Statement.

If proposal number 3 is approved by you, shares of our serial preferred stock will be available for issuance from time to time for such purposes and consideration as our board of directors may approve. No further vote of our stockholders will be required in connection with the authorization of a series of preferred stock or the issuance of shares of such series, unless otherwise required by applicable law.

We have no present plans to authorize any series of preferred stock or to issue any shares within a series of preferred stock.

In the event that our board of directors does authorize, designate and issue shares of serial preferred stock, our board may exercise its discretion in establishing the terms of such serial preferred stock. In the exercise of such discretion, our board may determine the voting rights, if any, of the series of serial preferred stock being issued, which could include the right to vote separately or as a single class with our common stock and/or other series of serial preferred stock; to have more or less voting power per share than that possessed by our common stock or other series of serial preferred stock, and to vote on certain specified matters presented to our stockholders or on all of such matters or upon the occurrence of any specified event or condition. On our liquidation, dissolution or winding up, the holders of serial preferred stock may be entitled to receive preferential cash distributions fixed by our board when creating the particular series of preferred stock before the holders of our common stock are entitled to receive anything. Serial preferred stock authorized by our board could be redeemable or convertible into shares of any other class or series of our capital stock.

Our board of directors believes the authorization of serial preferred stock is necessary to provide us with the flexibility to act in the future with respect to financing programs, acquisitions, stock splits and other corporate purposes (although no such specific activities currently are contemplated, except for the possible acquisition of an unaffiliated third party described in proposal 2 above) without the delay and expense associated with obtaining special stockholder approval each time an opportunity requiring the issuance of shares of preferred stock may arise. Such a delay might deny us the flexibility that our board views as important in facilitating the effective use of the securities of our company.

The authorization of the serial preferred stock is not being proposed as a means of preventing or dissuading a change in control or takeover of our company. However, use of shares of serial preferred stock for such a purpose is possible. Shares of our authorized serial preferred stock, as well as shares of our authorized but unissued common stock, for example, could be issued in an effort to dilute the stock ownership and voting power of persons seeking to obtain control of our company or could be issued to purchasers who would support our board of directors in opposing a takeover proposal. In addition, the existence of authority to issue serial preferred stock, as well as the issuance of a series of our preferred stock, if approved, may have the effect of discouraging a challenge for control or making it less likely that such a challenge, if attempted, would be successful.

The authorization of serial preferred stock pursuant to this proposal will have no dilutive effect upon the proportionate voting power of our present stockholders. However, to the extent that shares of our serial preferred stock having voting rights are subsequently issued to persons other than our current stockholders and/or in proportions other than the proportion that presently exists, such issuance could have a substantial dilutive effect on our current stockholders.

Interest of Our Management in the Proposal

None of our directors nor executive officers has any financial or other personal interest in the authorization of serial preferred stock pursuant to this proposal.

Vote Required

The affirmative vote of the holders of a majority of the shares of our common stock issued and outstanding on the record date for the annual meeting will be required to approve this amendment to our articles of incorporation.

Recommendation of Our Board of Directors

Our Board of Directors recommends a vote FOR approval of this amendment to our articles of incorporation.

PROPOSAL NUMBER 4
AMENDMENT TO OUR ARTICLES OF INCORPORATION
TO ELIMINATE PREEMPTIVE RIGHTS

Our board of directors has proposed that our articles of incorporation be amended to eliminate preemptive rights. Preemptive rights are the rights of existing stockholders, subject to various exceptions, to subscribe for new shares of capital stock to be issued by a company increasing its issued shares, in preference to persons who are not stockholders. The effect of approving this amendment to our articles of incorporation would be to make it clear that none of our stockholders have preemptive rights. A copy of the Amended and Restated Articles of Incorporation is attached hereto as Appendix B to this Proxy Statement.

Our company was originally incorporated in Nevada in 1994 under the name "Mojave Southern, Inc." In the articles of incorporation it was provided that our shareholders were entitled to preemptive rights. In granting this right, the articles referred to section 78.265 of the Nevada Revised Statutes. This section provided that for all companies formed before 1991, unless the articles of incorporation so provide, preemptive rights do exist. In 1991, Nevada reversed this by adopting section 78.267 and changed the law to provide that for companies incorporated after 1991, stockholders do not have preemptive rights unless the articles of incorporation so provide.

In connection with current management's recent review of our charter documents, it was discovered that the wrong Nevada section was referred to. Because Mojave Southern was formed after 1991, section 78.267 should apply and our stockholders should not have preemptive rights. Therefore, our board believes it is in our best interest to adopt an amendment to our articles of incorporation to expressly eliminate preemptive rights.

Because our current stockholders may have preemptive rights, since we merged with New York Medical (previously known as Mojave Southern) in September 2002, we may be liable to these stockholders for not offering them the right to purchase shares of our Company in connection with various issuances of shares of our common stock. These issuances include an aggregate of 8,707,000 shares which have been issued since September 2002 consisting of: 668,000 shares issued upon conversion of promissory notes issued in the Company's private placement in November 2002; 1,750,000 shares issued in connection with the Company's acquisition of assets of All Care Medical Products; 5,725,000 shares issued in the Company's reverse acquisition of New York Medical, Inc.; 100,000 shares issued as payment of interest; 210,000 shares issued in consideration of a note extension; 254,000 shares issued in settlement of amounts due to an affiliate and up to 44 million shares issuable in connection with the private placement for the proposed acquisition and 20 million shares as part of the purchase price. Any claims made by the stockholders will be subject to the applicable statute of limitations provisions. Thus, the Company has reserved for issuance an additional 8,707,000 shares of common stock issuable upon the same terms as those previously issued since September 2002, as well as the shares issuable under Proposal 2 above.

We have no current plans or intentions to engage in any transaction other than the Target acquisition described in Proposal 2 above that would otherwise give rise to preemptive rights if such rights existed. We think it is appropriate to remove any question about the existence of such rights at this time, so that later resolution of the issue would not delay our ability to take advantage of opportunities for equity financings that could become available in the future.

Interest of Our Management in the Proposal

None of our directors nor executive officers has any financial or other personal interest in the amendment to our articles of incorporation pursuant to this proposal.

Vote Required

The affirmative vote of the holders of a majority of the shares of our common stock issued and outstanding on the record date for the annual meeting will be required to approve this amendment to our articles of incorporation.

Recommendation of Our Board of Directors

Our Board of Directors recommends a vote **FOR** approval of this amendment to our articles of incorporation.

PROPOSAL NUMBER 5
RATIFICATION OF SELECTION OF AUDITORS

Introduction

The firm of Marcum & Kliegman LLP has been appointed as the firm of certified public accountants to audit our books and records for our fiscal year ending September 30, 2004. This appointment was made by our board of directors. Under this proposal, we are asking our stockholders to ratify this appointment. Stockholder ratification in not required. If our stockholders do not approve this proposal, our board of directors may, but is not required to, reconsider the appointment.

Change in Certifying Accountants

Grassi & Co., CPA's, P.C. served as our auditor through the fiscal year ended September 30, 2002. Our board determined not to renew the engagement of Grassi & Co.. CPA's, P.C. on May 2, 2003 and selected Marcum & Kliegman LLP as our new auditors.

The reports of Grassi & Co.,CPA's, P.C. on the consolidated financial statements of our company as of September 30, 2002 and December 31, 2001, for the nine months and year ended, respectively, contained no adverse opinion or disclaimer of opinion and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principal. Through the date of our determination not to renew the engagement of Grassi & Co., CPA's, P.C. , we had no disagreements with Grassi & Co., CPA's, P.C. on any matters relating to accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of Grassi & Co., CPA's, P.C. , would have cause Grassi & Co., CPA's, P.C. to make reference to the subject matter of the disagreement(s) in connection with Grassi & Co., CPA's, P.C.'s audit report for either or both of such last two fiscal years. In addition, during our two most recent fiscal years and through the date of our determination not to renew the engagement of Grassi & Co., CPA's, P.C. , neither we nor anyone acting on our behalf consulted with Marcum & Kliegman LLP on matters regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered for our financial statements.

We requested that Grassi & Co., CPA's, P.C. furnish a letter addressed to the SEC stating that it agreed with the above statements relating to Grassi & Co., CPA's, P.C. A copy of such letter, dated May 5, 2003, was filed as exhibit 16.0 to our Current Report on Form 8-K (Date of Report: May 2, 2003), filed with the SEC on May 7, 2003.

A representative of Marcum & Kliegman LLP is expected to be present at the annual meeting and to answer any questions asked of them.

Information Concerning Fees

In May 2003, we first engaged Marcum & Kliegman LLP to audit our consolidated financial statements and to perform certain other non-audit services on our behalf. Fees billed to us by Marcum & Kliegman for services rendered with respect to our 2003 fiscal year were as follows:

- Audit fees: $81,000;
- Audit-Related Fees: $0;
- Tax fees: $10,000; and
- All other fees: $0.

Other fees relate to federal, state and local tax return preparation.

Audit Committee Administration of Engagement

Prior to the engagement of Marcum & Kliegman LLP, our audit committee has considered whether the provision of the financial information systems design and implementation and all other non-audit services was compatible with maintaining the accounting firm's independence. Our audit committee has recommended to our board of directors that Marcum & Kliegman be engaged to audit our consolidated financial statements for our fiscal year ended September 30, 2004.

Vote Required

The affirmative vote of the holders of a majority of the shares of our common stock actually cast at the annual meeting on this proposal number 5 will be required to approve the ratification of our selection of Marcum & Kliegman LLP as the firm of certified public accountants to audit our books and records for our fiscal year ending September 30, 2004.

Recommendation of Our Board of Directors

Our board of directors recommends that our stockholders vote FOR the ratification of the appointment of Marcum & Kliegman LLP as our independent auditor for the year ending September 30, 2004.

OTHER MATTERS

Our board of directors is not aware of any business to be presented at the annual meeting, other than the matters set forth in the notice of annual meeting and described in this proxy statement. If any other business does lawfully come before the annual meeting, it is the intention of the persons named in the enclosed proxy card to vote on such other business in accordance with their judgment.

EXPENSES OF SOLICITATION

We will pay the cost of soliciting proxies for the annual meeting. In addition to soliciting by mail, our directors, officers and other employees may solicit proxies in person, or by telephone, facsimile transmission or other means of electronic communication. We also will pay brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses for sending proxy materials to beneficial owners and obtaining their voting instructions.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

To be considered for inclusion in our next year's proxy statement, stockholder proposals must be received at our principal's executive offices no later than the close of business on September 30, 2004. Proposals should be addressed to Bradley Smith, Secretary, Critical Home Care, Inc., 762 Summa Avenue, Westbury, New York 11590.

Other Stockholder Proposals for Presentation at Next Year's Annual Meeting

For any proposal that is not submitted for inclusion in our next year's proxy statement, but is instead sought to be presented directly at the 2005 annual meeting, SEC rules will permit management to vote proxies in its discretion if we:

- receive notice of the proposal before the close of business on September 30, 2004 and advise our stockholders in our 2005 proxy statement about the nature of the matter and how management intends to vote on such matter, or
- do not receive notice of the proposal prior to the close of business on September 30, 2004.

Notices of intention to present proposals at the 2004 annual meeting should be addressed to Bradley Smith, Secretary, Critical Home Care, Inc., 762 Summa Avenue, Westbury, New York 11590.

INCORPORATED BY REFERENCE

The SEC allows the Company to "incorporate by reference" information into this proxy statement, which means that we may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement and is being delivered to you with this proxy statement. This proxy statement incorporates by reference the documents set forth below that the Company has previously filed with the SEC. These documents contain important information about the Company and its financial condition.

The Company's SEC filings (File No. 000-31249)	Period
Annual Report on Form 10-KSB	Year ended September 30, 2003
Quarterly Report on Form 10-QSB	Three months ended December 31, 2003

AVAILABILITY OF OUR FORM 10-KSB

Copies of our Annual Report on Form 10-KSB are being provided with this proxy statement. Copies of exhibits to our Annual Report are available upon written request delivered to Bradley Smith, Secretary, Critical Home Care, Inc., 762 Summa Avenue, Westbury, New York 11590.

By order of the Board of Directors,

Bradley Smith, Secretary

Westbury, New York
March 31, 2004